SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	June	2008
Commission File Number	000-51034

ACE Aviation Holdings Inc.
(Translation of registrant’s name into English)

5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_____________

Document Index

Documents

1.	Notice of 2008 Annual and Special Meeting of Shareholders and Management Proxy Circular.

2.	Proxy (for use by holders of Class A Variable Voting Shares only).

3.	Proxy (for use by holders of Class B Voting Shares only).

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on February 8, 2005 (File No.  333-122635) and on October 26, 2005 (File No.  333-129248).

 Document 1

notice of

2008 annual and special

meeting of shareholders

and management proxy circular

WHAT'S INSIDE

LETTER FROM THE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER AND THE LEAD DIRECTOR	2

NOTICE OF 2008 ANNUAL AND SPECIAL SHAREHOLDER MEETING	3

MANAGEMENT PROXY CIRCULAR	4

VOTING YOUR SHARES	5

BUSINESS OF THE MEETING	11

THE NOMINATED DIRECTORS	13

STATEMENT OF GOVERNANCE PRACTICES	20

COMMITTEES	26

COMPENSATION OF CERTAIN EXECUTIVE OFFICERS	30

PERFORMANCE GRAPHS	41

OTHER IMPORTANT INFORMATION	42

HOW TO REQUEST MORE INFORMATION	43

SCHEDULE A SPECIAL RESOLUTION OF THE SHAREHOLDERS	A-1

SCHEDULE B RECORD OF ATTENDANCE BY DIRECTORS	B-1

SCHEDULE C CHARTER OF THE BOARD OF DIRECTORS	C-1

Letter from the Chairman, President and Chief Executive Officer and the Lead Director

Dear Shareholders:

You are cordially invited to attend our annual and special meeting of shareholders of ACE Aviation Holdings Inc. It will be held on June 30, 2008 at 9:00 a.m. (Montreal time), at the International Civil Aviation Organization (ICAO) Conference Centre, 999 University Street, Montreal, Québec.

As a shareholder of ACE Aviation, you have the right to vote your shares on all items that come before the meeting. You can vote your shares either by proxy or in person at the meeting. This management proxy circular will provide you with information about these items and how to exercise your right to vote. It will tell you about the proposed amendment to the articles of ACE Aviation, the nominee directors, the proposed auditors, the compensation of directors and certain officers, and our corporate governance practices.

During 2007, we executed our strategy on several fronts resulting in additional value realization and significant distributions to our shareholders:

•	Distribution of $2 billion worth of units of Aeroplan Income Fund and Jazz Air Income Fund to our shareholders by way of return of capital;

•	Monetization of 70% of ACTS resulting in the receipt of $763 million of cash and a retained 22.8% equity interest;

•	Secondary offerings of units of Aeroplan Income Fund and Jazz Air Income Fund for net cash proceeds of $726 million; and

•	Launching a $1.5 billion substantial issuer bid in December 2007.

In 2008, we completed the $1.5 billion substantial issuer bid, reduced our interest in Jazz Air Income Fund to 9.5% by way of an exempt trade for net cash proceeds of approximately $97 million and reduced our interest in Aeroplan Income Fund to 9.9% through a secondary offering for net proceeds of approximately $343 million. We also announced a $500 million substantial issuer bid on May 9, 2008.

Going forward, we will continue to execute on our strategy as we realize our remaining interests in Aeroplan Income Fund and Jazz Air Income Fund. Finally, to maximize value to our shareholders, management and the Board of Directors will explore all options for our remaining 75% interest in Air Canada.

We look forward to seeing you at our annual and special shareholder meeting. If you are unable to attend the meeting in person, please complete and return a proxy by the date indicated on your form.

Sincerely,

Robert A. Milton	Michael M. Green
Chairman, President and Chief Executive Officer	Lead Director

NOTICE OF 2008 ANNUAL AND SPECIAL SHAREHOLDER MEETING

When

June 30, 2008 at 9:00 a.m. (Montreal time)

Where

International Civil Aviation Organization (ICAO) Conference Centre
999 University Street
Montreal, Québec

Webcast

A webcast replay of management's presentation at the meeting will be made available at a later date on our website at www.aceaviation.com

Business of the 2008 Annual and Special Shareholder Meeting

Five items will be covered at the meeting:

You are entitled to receive notice of, and vote at, our annual and special shareholder meeting or any adjournment thereof if you were a shareholder on May 30, 2008.

Your vote is important

As a shareholder of ACE Aviation Holdings Inc., it is very important that you read this material carefully and vote your shares, either by proxy or in person at the meeting.

The following pages tell you more about how to exercise your right to vote your shares and provide additional information relating to the matters to be dealt with at the meeting.

By Order of the Board of Directors,

Corporate Secretary

Montreal, Québec
May 27, 2008

1.	placement before shareholders of the consolidated financial statements of ACE Aviation Holdings Inc. for the year ended December 31, 2007, including the auditors' report thereon;
2.
special resolution amending the articles of ACE Aviation Holdings Inc. in order to replace the requirement for a fixed number of eleven (11) directors by a minimum of five (5) directors and a maximum of fifteen (15) directors with the precise number within that range to be determined from time to time by the directors of ACE Aviation Holdings Inc. in accordance with its by-laws. The text of the special resolution is set out in "Schedule A" to the Management Proxy Circular;

3.	election of directors who will serve until the end of the next annual shareholder meeting or until their successors are appointed;
4.	appointment of auditors; and
5.	consideration of such other business, if any, that may properly come before the meeting or any adjournment thereof.

MANAGEMENT PROXY CIRCULAR

In this management proxy circular ("circular"), you and your refer to the shareholder. We, us, our, ACE, ACE Aviation and the Corporation refer to ACE Aviation Holdings Inc. Unless otherwise stated, all dollar amounts contained in this circular are expressed in Canadian dollars.

This circular is for our annual and special shareholder meeting to be held on June 30, 2008 ("meeting"). As a shareholder of ACE Aviation, you have the right to vote your shares on the proposed amendment to the articles of ACE Aviation, the election of the directors, the appointment of the auditors and on any other items that may properly come before the meeting or any adjournment thereof.

To help you make an informed decision, please read this circular. This circular tells you about the meeting, the proposed amendment to the articles of ACE Aviation, the nominee directors, the proposed auditors, our corporate governance practices, the compensation of directors and certain officers and other matters. The information in this document is current as at May 27, 2008, unless otherwise indicated. Financial information on ACE Aviation and its subsidiaries is provided in its consolidated financial statements and management's discussion and analysis for the year ended December 31, 2007.

Your proxy is solicited by or on behalf of the management of ACE Aviation for use at the meeting. In addition to solicitation by mail, our employees or agents may solicit proxies by other means. The cost of any such solicitation will be borne by the Corporation. The Corporation may also reimburse brokers and other persons holding shares in their names, or in the names of nominees, for their costs incurred in sending proxy materials to beneficial owners and obtaining their proxies or voting instructions.

If you have any questions about any of the information in this circular, please call Shareholder Relations at (514) 205-7866 for service in English or in French.

Approval of this circular

The board of directors of ACE Aviation ("Board") approved the contents of this circular and authorized it to be sent to each shareholder who is eligible to receive notice of, and vote his or her shares at, our annual and special shareholder meeting, as well as to each director and to the auditors.

Corporate Secretary

Montreal, Québec
May 27, 2008

VOTING YOUR SHARES

Your vote is important

As a shareholder of ACE Aviation, it is very important that you read the following information on how to vote your shares and then vote your shares, either by proxy or in person at the meeting.

Voting

You can attend the meeting or you can appoint someone else to vote for you as your proxyholder. A shareholder entitled to vote at the meeting may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. Voting by proxy means that you are giving the person named on your form of proxy or your voting instruction form ("proxyholder") the authority to vote your shares for you at the meeting or any adjournment thereof.

The persons who are named on the form of proxy or voting instruction form are directors or officers of the Corporation and will vote your shares for you. You have the right to appoint someone else to be your proxyholder. If you appoint someone else, he or she must attend the meeting to vote your shares.

How to vote – registered shareholders

You are a registered shareholder if your name appears on your share certificate.

If you are not sure whether you are a registered shareholder, please contact CIBC Mellon Trust Company ("CIBC Mellon") at 1-800-387-0825.

By proxy

By telephone

Voting by proxy using the telephone is only available to shareholders located in Canada and the United States. Call 1-866-271-1207 (toll-free in Canada and the United States) from a touchtone telephone and follow the instructions provided. Your voting instructions are then conveyed by using touchtone selections over the telephone.

You will need your 13 digit Control Number. You will find this number on your form of proxy or in the e-mail addressed to you if you chose to receive this circular electronically.

If you choose the telephone, you cannot appoint any person other than the directors or officers named on your form of proxy as your proxyholder.

The cut-off time for voting by telephone is 11:59 p.m. (Montreal time) on June 25, 2008.

On the Internet

Go to the website www.eproxyvoting.com/ aceaviation and follow the instructions on the screen. Your voting instructions are then conveyed electronically over the Internet.

You will need your 13 digit Control Number. You will find this number on your form of proxy or in the e-mail addressed to you if you chose to receive this circular electronically.

If you return your proxy via the Internet, you can appoint a person other than the directors or officers named in the form of proxy as your proxyholder. This person does not have to be a shareholder. Indicate the name of the person you are appointing in the space provided on the form of proxy. Complete your voting instructions, and date and submit the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the meeting.

The cut-off time for voting over the Internet is 11:59 p.m. (Montreal time) on June 25, 2008.

By facsimile or by mail

Complete your form of proxy and return it by facsimile to (416) 368-2502 or return it in the envelope we have provided or by delivering it to one of CIBC Mellon's principal Corporate Trust Offices in Halifax, Montreal, Toronto, Vancouver or Calgary for receipt before 4:00 p.m. (Montreal time) on June 26, 2008 or with the Secretary of the meeting prior to commencement of the meeting on the day of the meeting or on the day of any adjournment thereof. A list of addresses for the principal Corporate Trust Offices of CIBC Mellon is set forth at the end of this circular.

If you return your proxy by facsimile or mail, you can appoint a person other than the directors or officers named in the form of proxy as your proxyholder. This person does not have to be a shareholder. Fill in the name of the person you are appointing in the blank space provided on the form of proxy. Complete your voting instructions, and date and sign the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the meeting.

Please see the section titled "Completing the form of proxy" for more information.

In person at the meeting

You do not need to complete or return your form of proxy.

You will receive a shareholder card at the meeting upon registration at the registration desk.

How to vote – non-registered shareholders

You are a non-registered shareholder if your bank, trust company, securities broker or other financial institution ("your nominee") holds your shares for you.

If you are not sure whether you are a non-registered shareholder, please contact CIBC Mellon at 1-800-387-0825.

By proxy

Your nominee is required to ask for your voting instructions before the meeting. Please contact your nominee if you did not receive a request for voting instructions in this package.

On the Internet

Go to the website at www.proxyvote.com and follow the instructions on the screen. Your voting instructions are then conveyed electronically over the Internet.

You will need the 12 digit Control Number found on your voting instruction form.

If you return your voting instruction form via the Internet, you can appoint a person other than the directors or officers named on the voting instruction form as your proxyholder. This person does not have to be a shareholder. Indicate the name of the person you are appointing in the space provided on the voting instruction form. Complete your voting instructions, and date and submit the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the meeting.

The cut-off time for voting over the Internet is 11:59 p.m. (Montreal time) on June 25, 2008.

By facsimile or by mail

Alternatively you may vote your shares by completing the voting instruction form as directed on the form and returning it by facsimile at (905) 507-7793 or (514) 281-8911 or in the business reply envelope provided for receipt before 4:00 p.m. (Montreal time) on June 25, 2008.

In person at the meeting

You can vote your shares in person at the meeting if you have instructed your nominee to appoint you as proxyholder.

To do this, write your name in the space provided on the voting instruction form and otherwise follow the instructions of your nominee.

Completing the form of proxy

You can choose to vote "For" or "Withhold" with respect to the election of the directors and the appointment of the auditors and to vote "For" or "Against" the approval of the special resolution set out in "Schedule A" to this circular authorizing the proposed amendment to the articles of ACE Aviation. If you are a non-registered shareholder voting your shares, please follow the instructions provided in the voting instruction form.

When you sign the form of proxy without appointing an alternate proxyholder, you authorize Robert A. Milton, Michael M. Green or Carolyn M. Hadrovic, who are directors or officers of ACE Aviation, to vote your shares for you at the meeting in accordance with your instructions. If you return your proxy without specifying how you want to vote your shares, your vote will be counted FOR the approval of the special resolution set out in "Schedule A" to this circular, FOR electing the nominee directors who are named in this circular and FOR appointing PricewaterhouseCoopers LLP as auditors of the Corporation.

Management is not aware of any other matters which will be presented for action at the meeting. If, however, other matters properly come before the meeting, the persons designated in the enclosed form of proxy will vote in accordance with their judgment, pursuant to the discretionary authority conferred by the proxy with respect to such matters.

You have the right to appoint someone other than the management proxy nominees to be your proxyholder. If you are appointing someone else to vote your shares for you at the meeting, fill in the name of the person voting for you in the blank space provided on the form of proxy.

If you do not specify how you want your shares voted, the persons named as proxyholder will vote your shares in favour of each item scheduled to come before the meeting and as he or she sees fit on any other matter that may properly come before the meeting.

A proxyholder has the same rights as the shareholder by whom it was appointed to speak at the meeting in respect of any matter and to vote by way of ballot at the meeting.

If you are an individual shareholder, you or your authorized attorney must sign the form of proxy. If you are a corporation or other legal entity, an authorized officer or attorney must sign the form of proxy.

You must also complete the Declaration of Canadian Status contained in the form of proxy, voting instruction form, in the telephone or in the Internet voting instructions to inform the Corporation whether you are Canadian or not in order to enable ACE Aviation to comply with the restrictions imposed by the Canada Transportation Act on the ownership and voting of its voting securities. If you do not complete such declaration or if it is determined by ACE Aviation or its transfer agent that you incorrectly indicated (through inadvertence or otherwise) that the shares represented by proxy are owned and controlled by a Canadian, you will be deemed to be a non-Canadian for purposes of voting at the meeting.

If you need assistance completing your form of proxy or voting instruction form, please contact Shareholder Relations at (514) 205-7866 for service in English or in French.

Changing your vote

In addition to revocation in any other manner permitted by law, a shareholder giving a proxy and submitting it by mail may revoke it by an instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing and deposited either at the Montreal office of ACE Aviation's transfer agent, CIBC Mellon,

2001 University Street, Suite 1600, Montreal, Québec, or at ACE Aviation's registered office, 5100 de Maisonneuve Boulevard West, Montreal, Québec, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chair of the meeting on the day of the meeting, or any adjournment thereof. If the voting instructions were conveyed over the Internet, conveying new voting instructions by Internet or by mail within the applicable cut-off times will revoke the prior instructions.

Voting requirements

The appointment of auditors and the election of directors will be determined by a majority of votes cast at the meeting by proxy or in person. The special resolution set out in "Schedule A" to this circular authorizing amendments to the articles of the Corporation must be approved by not less than two-thirds (66 2/3%) of the votes cast by shareholders who voted in respect of that resolution.

If there is a tie, the chair of the meeting is not entitled to a second or casting vote. CIBC Mellon counts and tabulates the votes.

Voting shares and quorum

As of May 26, 2008, there were 16,610,616 Class B voting shares, 40,124,107 Class A variable voting shares and 12,500,000 preferred shares outstanding. Shareholders of record on May 30, 2008 are entitled to receive notice of and vote at the meeting. The list of shareholders entitled to vote at the meeting will be available for inspection on and after June 4, 2008 during usual business hours at the Montreal office of the Corporation's transfer agent, CIBC Mellon, 2001 University Street, Suite 1600, Montreal, Québec and at the meeting.

A quorum is present at the meeting if the holders of not less than 25% of the shares entitled to vote at the meeting are present in person or represented by proxy, irrespective of the number of persons actually at the meeting. If a quorum is present at the opening of the meeting, the shareholders present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of the meeting, the shareholders present or represented by proxy may adjourn the meeting to a fixed time and place but may not transact any other business.

If a body corporate or association is a shareholder of the Corporation, the Corporation shall recognize any individual authorized by a resolution of the directors or governing body of the body corporate or association to represent it at the meeting. An individual thus authorized may exercise on behalf of the body corporate or association all the powers it could exercise if it were an individual shareholder.

If two or more persons hold shares jointly, one of those holders present at the meeting may in the absence of the others vote the shares, but if two or more of those persons who are present, in person or by proxy, vote, they shall vote as one on the shares jointly held by them.

Restrictions on voting securities

The applicable provisions of the Canada Transportation Act require that national holders of domestic, scheduled international and non-scheduled international licences be Canadian. In the case of each licence holder, this requires that it be controlled in fact by Canadians and that at least 75% of its voting interests be owned and controlled by Canadians. The articles of the Corporation contain restrictions to ensure that ACE Aviation remains Canadian under the Canada Transportation Act. The definition of the term "Canadian" under section 55(1) of the Canada Transportation Act may be summarized as follows:

beneficially owned or controlled, directly or indirectly, otherwise than by way of security only, by a person who is not a Canadian. Each Class B voting share confers the right to one vote.

The Class A variable voting shares may only be held, beneficially owned and controlled, directly or indirectly, by persons who are not Canadians. An issued and outstanding Class A variable voting share shall be converted into one Class B voting share, automatically and without any further act of ACE Aviation or the holder, if such Class A variable voting share becomes held, beneficially owned and controlled, directly or indirectly, otherwise than by way of security only, by a Canadian.

Each Class A variable voting share confers the right to one vote unless (i) the number of Class A variable voting shares outstanding (including the preferred shares, on an as-converted basis, if they are held, beneficially owned or controlled by persons who are not Canadians), as a percentage of the total number of voting shares outstanding of ACE Aviation exceeds 25%, or (ii) the total number of votes cast by or on behalf of holders of Class A variable voting shares (including the preferred shares, on an as-converted basis, if they are held, beneficially owned or controlled by persons who are not Canadians) at any meeting exceeds 25% of the total number of votes that may be cast at such meeting. If either of the above noted thresholds would otherwise be surpassed at any time, the vote attached to each Class A variable voting share will decrease proportionately such that (i) the Class A variable voting shares as a class (including the preferred shares, on an as-converted basis, if they are held, beneficially owned or controlled by persons who are not Canadians) do not carry more than 25% of the aggregate votes attached to all issued and outstanding voting shares of ACE Aviation and (ii) the total number of votes cast by or on behalf of holders of Class A variable voting shares (including the preferred shares, on an as-converted basis, if they are held, beneficially owned and controlled by persons who are not Canadians) at any meeting do not exceed 25% of the votes that may be cast at such meeting.

The holders of preferred shares are entitled to vote on an as-converted basis with the Class A variable voting shares to the extent that they are not Canadians and with the Class B voting shares to the extent that they are Canadians. If such preferred shares are held by persons who are not Canadians, they shall be subject to the same proportional reduction in voting percentage as if, for voting purposes only, the preferred shares had been converted into Class A variable voting shares. As of

(a)	Canadian citizen or a permanent resident within the meaning of the Immigration and Refugee Protection Act (Canada);
(b)	government in Canada or an agent of such a government; or
(c)
a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least 75% or such lesser percentage as the Governor in Council may by regulation specify, of the voting interests are owned and controlled by Canadians.

ACE Aviation has three classes of shares: (i) Class B voting shares, (ii) Class A variable voting shares, and (iii) preferred shares.
The Class B voting shares may only be held, beneficially owned and controlled, directly or indirectly, by Canadians. An issued and outstanding Class B voting share shall be converted into one Class A variable voting share, automatically and without any further act of ACE Aviation or the holder, if such Class B voting share becomes held,

May 26, 2008, the preferred shares were held by Promontoria Holding III B.V., Morgan Stanley Canada Limited, Deutsche Bank AG, acting through its London branch for GLG Market Neutral Fund, the Ontario Teachers' Pension Plan Board and Nesbitt Burns Inc., Nesbitt Burns Inc. ITF A/C 402-20185.

The holders of Class A variable voting shares, Class B voting shares and preferred shares will vote together at the meeting and no separate meeting is being held for any such class of shares.

Shareholders who wish to vote at the meeting either by completing and delivering a proxy or a voting instruction form or by attending and voting at the meeting will be required to complete a Declaration of Canadian Status in order to enable ACE Aviation to comply with the restrictions imposed by the Canada Transportation Act on the ownership and voting of its voting securities. If you do not complete such declaration or if it is determined by ACE Aviation or its transfer agent that you incorrectly indicated (through inadvertence or otherwise) that the shares represented by the proxy are owned and controlled by a Canadian, you will be deemed to be a non-Canadian for purposes of voting at the meeting. Such declaration is contained in the accompanying form of proxy or in the voting instruction form provided to you if you are a non-registered shareholder and in the telephone and Internet voting instructions.

The Corporation has adopted various procedures and processes to ensure that the non-Canadian ownership restriction of voting shares is respected.

Principal shareholders

As of May 26, 2008, to the knowledge of the officers or directors of the Corporation, each of the following entities beneficially owned, or exercised control or direction over, directly or indirectly, shares carrying more than 10% of the votes attached to any class of shares entitled to vote in connection with any matters being proposed for consideration at the meeting.

Name of shareholder	Number and Type of Shares	% of Outstanding Shares
Franklin Templeton Investments Corp., on behalf of its affiliate, Franklin Mutual Advisers, LLC(1)	7,400,366 Class A variable voting shares	17.33% of all outstanding Class A variable voting shares
Merrill Lynch Canada Inc.(1)	6,600,466 Class A variable voting shares	16.36% of all outstanding Class A variable voting shares
Canada Pension Plan Investment Board(1)	1,728,465 Class B voting shares	10.76% of all outstanding Class B voting shares
Promontoria Holding III B.V.(2)(3)	6,550,000 preferred shares	52.4% of all outstanding preferred shares
Morgan Stanley Canada Limited(2)(4)	3,200,000 preferred shares	25.6% of all outstanding preferred shares
Deutsche Bank AG, acting through its London branch for GLG Market Neutral Fund(2)	2,000,000 preferred shares	16% of all outstanding preferred shares

(1)	Based on publicly available early warning reports.
(2)
Promontoria Holding III B.V., an affiliate of Cerberus Capital Management, L.P., Morgan Stanley Canada Limited and Deutsche Bank AG, acting through its London branch for GLG Market Neutral Fund, will be entitled to vote their preferred shares on an as-converted basis, and depending on their residency status, shall be subject to the same proportional reduction in voting percentage to which the Class A variable voting shares are subject. For more information, please refer to the section titled "Restrictions on voting securities".

(3)	Based on publicly available early warning reports, affiliates of Promontoria Holding III B.V. also hold an aggregate of 48,763 Class A variable voting shares.
(4)	Morgan Stanley Canada Limited also beneficially owns 1,754,263 Class A variable voting shares.

BUSINESS OF THE MEETING

Five items will be covered at the meeting:
In order to provide the Board with flexibility in the determination of the appropriate number of directors and to align itself with prevailing practice, the Board is proposing to amend the articles of the Corporation in order to provide that the number of directors of the Corporation shall be within a certain range, with the minimum number of directors being five (5) and the maximum number of directors being fifteen (15). The precise number within that range would be determined by the Board from time to time in accordance with the existing by-laws of the Corporation.

The Board has determined that, subject to approval of the special resolution amending the articles, the number of directors at this time will be set at nine (9) directors.

Shareholders are being asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution in the form attached as "Schedule A" to this circular approving the amendment to the articles of the Corporation described above.

To be effective, the special resolution must be approved by not less than two-thirds (66 2/3%) of the votes cast by shareholders who voted in respect of that resolution.

The Board recommends that the shareholders vote FOR the special resolution set out in "Schedule A" to this circular.

If you do not specify how you want your shares voted, the persons named as proxyholders in the management form of proxy or voting instruction form will cast the votes represented by proxy at the meeting FOR the special resolution attached hereto as "Schedule A".

  3.             Election of Directors

Nine (9) directors are to be elected to the Board. Please see "The Nominated Directors" for more information. Directors elected at the meeting will serve until the end of the next annual shareholder meeting or until their successors are appointed.

All of the individuals to be nominated as directors are currently members of the Board and were appointed on September 30, 2004, except for Mr. McCoy who was appointed on August 3, 2005 and Messrs. Milton and Yontef who were appointed on June 29, 2004.

1.	placement before shareholders of the consolidated financial statements of ACE Aviation for the year ended December 31, 2007, including the auditors' report thereon;
2.
special resolution amending the articles of ACE Aviation in order to replace the requirement for a fixed number of eleven (11) directors by a minimum of five (5) directors and a maximum of fifteen (15) directors with the precise number within that range to be determined from time to time by the directors of ACE Aviation in accordance with its by-laws;

3.	election of directors who will serve until the end of the next annual shareholder meeting or until their successors are appointed;
4.	appointment of auditors; and
5.	consideration of such other business, if any, that may properly come before the meeting or any adjournment thereof.
As of the date of this circular, management is not aware of any changes to these items, and does not expect any other items to be brought forward at the meeting. If there are changes or new items, your proxyholder can vote your shares on these items as he or she sees fit.

1.	Placement of ACE Aviation's Financial Statements
The consolidated financial statements for the year ended December 31, 2007, including the auditors' report thereon, are included in our 2007 annual report and are available on SEDAR at www.sedar.com. Copies of such statements will also be available at the meeting.

2.	Amendment to the Articles – Number of Directors
The articles of the Corporation currently provide that the Corporation shall have a fixed number of directors, being eleven (11) directors. The prevailing practice in Canada is for the articles of public corporations to provide for a minimum and a maximum number of directors with the specific number of directors to be determined by the board of directors.

If you do not specify how you want your shares voted, the persons named as proxyholders in the management form of proxy or voting instruction form will cast the votes represented by proxy at the meeting FOR the election of the nominee directors who are named in this circular.

More information on ACE Aviation's Audit, Finance and Risk Committee can be found in ACE Aviation's Annual Information Form dated March 28, 2008 which is available on SEDAR at www.sedar.com.

If you do not specify how you want your shares voted, the persons named as proxyholders in the management form of proxy or voting instruction form will cast the votes represented by proxy at the meeting FOR the appointment of PricewaterhouseCoopers LLP as auditors.

   5.             Consideration of Other Business

We will also:

    •   report on other items that are significant to our business; and

    •   invite questions and comments from shareholders.

4.	Appointment of Auditors
The Board, on the advice of the Audit, Finance and Risk Committee, recommends that PricewaterhouseCoopers LLP, Chartered Accountants, be reappointed as auditors. PricewaterhouseCoopers LLP were first appointed as auditors of Air Canada on April 26, 1990. ACE Aviation is the successor to Air Canada pursuant to a consolidated plan of reorganization, compromise and arrangement which became effective on September 30, 2004. The auditors appointed at the meeting will serve until the end of the next annual shareholder meeting or until their successors are appointed.

Fees payable for the years ended December 31, 2007 and December 31, 2006 to PricewaterhouseCoopers LLP and its affiliates are $5,660,432 and $9,075,383, respectively, as detailed below:

	Year ended December 31, 2007	Year ended December 31, 2006
Audit Fees	$5,294,399	$8,445,500

Audit- related fees	$316,009	$599,883

Tax fees	$50,024	$30,000

All other fees	Nil	Nil

	$5,660,432	$9,075,383

The nature of each category of fees is described below.

Audit fees. Audit fees were paid for professional services rendered for the audit of ACE Aviation's annual financial statements and for services that are normally provided in connection with statutory and regulatory filings or engagements, including services related to the audit of internal controls over financial reporting.

Audit-related fees. Audit-related fees were paid for professional services related to pension plan audits, specified procedures reports and other items related to the audit.

Tax fees. Tax fees were paid for professional services rendered with respect to income taxes.

THE NOMINATED DIRECTORS

Nine (9) directors are to be elected at the meeting, each of whom is to hold office until the end of the next annual meeting of shareholders or until their successors are appointed.

Pursuant to an investment agreement dated June 23, 2004 (the "Investment Agreement"), two of the members of the board of directors of ACE Aviation are designated by Promontoria Holding III B.V. ("Promontoria"), the holder of 6,550,000 preferred shares of ACE Aviation representing 52.4% of the preferred shares outstanding as of May 26, 2008, and an affiliate of Cerberus Capital Management, L.P. In this regard, Promontoria Holding III B.V. has designated Michael M. Green and W. Brett Ingersoll. In January 2008, Promontoria announced that it had sold 3,250,000 preferred shares to reduce its holdings from 78.4% to 52.4% of the preferred shares outstanding. Carlton D. Donaway, one of the directors of ACE previously appointed by Promontoria, resigned as of March 4, 2008. For as long as Promontoria and its affiliates hold at least 50% but less than 75% of the 12,500,000 preferred shares (or shares into which they are converted or convertible) originally purchased under the Investment Agreement, Promontoria will have the right to designate two individuals to the Board. If Promontoria and its affiliates hold at least 25% but less than 50% of the 12,500,000 preferred shares (or shares into which they are converted or convertible) originally purchased under the Investment Agreement, Promontoria has the right to designate one member of the Board.

All nominees have established their eligibility and willingness to serve as directors. If prior to the meeting, any of the listed nominees would become unable or unavailable to serve, proxies will be voted for any other nominee or nominees at the discretion of the proxyholder. The table below sets out, among other things, the names of the proposed nominees for election as directors, together with their municipality of residence, the date they became directors, their principal occupation and other principal directorships and committee memberships. Also indicated is the number of securities of the Corporation or any of its subsidiaries beneficially owned, or over which control was exercised, directly or indirectly, by each proposed director as of May 26, 2008.

BERNARD ATTALI Paris, France	ACE Aviation director since September 30, 2004

Bernard Attali is the Honourary Chairman of Air France Group and Senior Advisor (France) for TPG Capital. Mr. Attali is also a director of Air Canada and Baccarat SA. He was Vice-Chairman of Deutsche Bank Europe Investment Banking from 1999 to 2000. Mr. Attali has served as Chairman and Chief Executive Officer of Air France as well as Chairman of the International Air Transport Association, Excom and the Association of European Airlines (AEA). Mr. Attali is Commandeur de la Légion d'Honneur and Titulaire de la Médaille de l'Aéronautique. Mr. Attali holds diplomas from the Institut d'Études Politiques of Paris and the École Nationale d'Administration.

Member of the Governance and Corporate Matters Committee
Member of the Nominating Committee

5,000 Class A variable voting shares of ACE Aviation
3,070.35 deferred share units of Air Canada

ROBERT E. BROWN Montreal, Québec	ACE Aviation director since September 30, 2004

Robert E. Brown is President and Chief Executive Officer of CAE Inc. a provider of simulation and modelling technologies as well as an integrated training service for both civil aviation and defence customers. Mr. Brown is a director of CAE Inc. and the Chairman of Aeroplan Holding GP Inc. He was Chairman of Air Canada from 2003 to 2004. Mr. Brown joined Bombardier Inc. in 1987 and was responsible for the Bombardier Aerospace sector from 1990 to 1999. He was President and Chief Executive Officer of Bombardier Inc. (aerospace and transportation) from 1999 to 2002. Mr. Brown also held various senior positions in federal ministries with economic vocations, including the position of Associate Deputy Minister in the Department of Regional Industrial Expansion.

Member of the Governance and Corporate Matters Committee
Member of the Human Resources and Compensation Committee

Nil Class B voting shares of ACE Aviation

MICHAEL M. GREEN Wayne, Pennsylvania	ACE Aviation director since September 30, 2004

Michael M. Green is Managing Director for Cerberus Capital Management L.P. and member of the firm’s Investment Committee. Mr. Green is a director of several companies which are privately held by Cerberus. Mr. Green has a multi-industry operations background in aerospace, transportation, telecommunications and software systems. Prior to joining Cerberus, Mr. Green was the General Managing Partner of Tenx Capital Management. Prior to Tenx, Mr. Green was the Chief Executive Officer of several privately held companies, Trispan Solutions and Naviant Technology. Mr. Green began his career at General Electric Company where he worked in several operating departments and held positions in engineering, manufacturing, sales, marketing and general management. Mr Green holds a dual B.S. in Electrical Engineering and Physics from State University of New York, Buffalo and an M.S. Electrical Engineering from Villanova University.

Lead Director of the Board
Chair of the Governance and Corporate Matters Committee
Member of the Nominating Committee

Nil shares of ACE Aviation held. Promontoria, an affiliate of Cerberus Capital Management, L.P., holds 6,550,000 preferred shares.

W. BRETT INGERSOLL New York, New York	ACE Aviation director since September 30, 2004

W. Brett Ingersoll is Managing Director and Co-Head of Private Equity at Cerberus Capital Management, L.P. and a member of the Investment Committee. Prior to joining Cerberus in 2002, Mr. Ingersoll was a Partner at JP Morgan Partners (formerly Chase Capital Partners) where he worked from 1993 to 2002. Mr. Ingersoll focuses primarily on private equity and restructuring situations in various industries including government services, healthcare, transportation, consumer products, financial services and outsourced business services. Mr. Ingersoll is a director of various public and private companies including Chrysler, LLC, IAP Worldwide Services, Inc., Talecris Bio Therapeutics, Inc., AerCap B.V. and Endura Care, LLC. Mr. Ingersoll received his M.B.A. from Harvard Business School and received his B.A. from Brigham Young University.

Member of the Audit, Finance and Risk Committee
Member of the Human Resources and Compensation Committee

Nil shares of ACE Aviation held. Promontoria, an affiliate of Cerberus Capital Management, L.P., holds 6,550,000 preferred shares.

PIERRE MARC JOHNSON Montreal, Québec	ACE Aviation director since September 30, 2004

Pierre Marc Johnson is Counsel to the offices of the Canadian law firm Heenan Blaikie LLP and advises, mediates, negotiates for or with, various governments, United Nations related organizations and other international institutions. Mr. Johnson is a director of Air Canada, HLT Energies Inc. and the Veolia Environmental Institute (Paris). During his career in Public Office, Mr. Johnson, a physician and attorney became Québec's Premier in 1985 and then Leader of the Opposition. Mr. Johnson had previously been Minister of Labour and Manpower, Financial Institutions, Social Affairs, Intergovernmental Affairs, Attorney General and Minister of Justice.

Chair of the Human Resources and Compensation Committee
Member of the Governance and Corporate Matters Committee

5,000 Class B voting shares of ACE Aviation
3,070.35 deferred share units of Air Canada

RICHARD H. McCOY Toronto, Ontario	ACE Aviation director since August 3, 2005

Richard H. McCoy is a corporate director. Mr. McCoy is the Chairman of Jazz Air Holding GP Inc. and Jazz Air Income Fund. Mr. McCoy is also a director of Rothmans Inc., Aberdeen Asia-Pacific Income Investment Company, MDS Inc., Uranium Participation Corporation, Pizza Pizza Royalty Income Fund and Gerdau Ameristeel Corporation. Mr. McCoy has over 35 years experience in the investment industry. From May 1997 to October 31, 2003, Mr. McCoy was Vice-Chairman, Investment Banking at TD Securities. Prior to joining TD Securities in 1997, Mr. McCoy was deputy Chairman of CIBC Wood Gundy Securities.

Member of the Governance and Corporate Matters Committee
Member of the Human Resources and Compensation Committee
Member of the Nominating Committee

4,000 Class B voting shares of ACE Aviation
2,666.59 deferred share units of ACE Aviation
5,000 Class B voting shares of Air Canada
903.18 deferred share units of Air Canada

ROBERT A. MILTON London, England	ACE Aviation director since June 29, 2004

Robert A. Milton is Chairman, President and Chief Executive Officer of ACE Aviation. Mr. Milton was previously President and Chief Executive Officer of Air Canada and Chairman of Air Canada, Aeroplan Holding GP Inc., ACTS Technical Services Inc and Jazz Air Holding GP Inc. Having joined Air Canada in 1992 in a consulting capacity, Mr. Milton moved from Senior Director of Scheduling to Vice President, Scheduling and Product Management, Senior Vice President, Marketing and In-Flight Service, Executive Vice President and Chief Operating Officer. Mr. Milton became President and Chief Executive Officer of the airline in 1999. Mr. Milton graduated in 1983 from the Georgia Institute of Technology with a Bachelor of Science Degree in Industrial Management.

24,336 Class B voting shares of ACE Aviation
25,000 Class B voting shares of Air Canada

DAVID I. RICHARDSON Grafton, Ontario	ACE Aviation director since September 30, 2004

David I. Richardson is a corporate director. Mr. Richardson is a director and the Chairman of Air Canada. Mr. Richardson is the former Chairman of Ernst & Young Inc. (Canada) and a former Executive Partner of Ernst & Young LLP. Mr. Richardson joined its predecessor Clarkson, Gordon & Co. in 1963 and was appointed President of The Clarkson Company Limited in 1982. Mr. Richardson was also a member of the Management and Executive Committees of Ernst & Young LLP, national managing partner of the firm's Corporate Finance practice and the senior partner in the Corporate Recovery and Restructuring practice until retirement from the partnership in 2002. Mr. Richardson holds a Bachelor of Commerce degree from the University of Toronto and is a member and a Fellow of the Institute of Chartered Accountants of Ontario.

Chair of the Audit, Finance and Risk Committee
Member of the Human Resources and Compensation Committee

5,000 Class B voting shares of ACE Aviation
10,000 Class B voting shares of Air Canada

MARVIN YONTEF Toronto, Ontario	ACE Aviation director since June 29, 2004

Marvin Yontef is a senior partner with the Canadian law firm Stikeman Elliott LLP acting on a wide range of commercial activities including mergers and acquisitions, corporate finance and corporate reorganizations. Mr. Yontef is also a director of Air Canada.

Member of the Governance and Corporate Matters Committee

3,900 Class B voting shares of ACE Aviation
3,051.00 deferred share units of ACE Aviation
5,000 Class B voting shares of Air Canada
6,140.69 deferred share units of Air Canada

Remuneration of Directors

The Board's compensation is designed to attract and retain highly talented and experienced directors, leading to the long-term success of the Corporation. This requires that directors be adequately and competitively compensated. ACE Aviation measures its director's compensation practices against the market practices of large Canadian based companies including those in the S&P/TSX 60 index.

As of January 1, 2007, non-executive directors of ACE Aviation receive a retainer of $120,000 per year, payable in cash or in deferred share units ("DSUs") in accordance with the share ownership guidelines, as described below. DSUs are notional units whose value is always equal to the value of the shares of ACE Aviation. The Chair of the Audit, Finance and Risk Committee, the Governance and Corporate Matters Committee, the Human Resources and Compensation Committee and the Nominating Committee, respectively, receive an additional retainer of $20,000, $10,000, $10,000 and $10,000 per year. The members of the Audit, Finance and Risk Committee, the Governance and Corporate Matters Committee, the Human Resources and Compensation Committee and the Nominating Committee, respectively, receive an additional retainer of $10,000, $5,000, $5,000 and $5,000 per year. The Lead Director of the Board receives an additional retainer of $37,500 per year.

Non-executive directors of ACE Aviation who are also directors of Air Canada receive an additional retainer of $85,000 per year. They also receive an additional retainer of $20,000, $10,000, $10,000 and $10,000, respectively, if they chair the Audit, Finance and Risk Committee, the Governance and Corporate Matters Committee, the Human Resources and Compensation Committee and the Nominating Committee of Air Canada. Members of the Audit, Finance and Risk Committee, the Governance and Corporate Matters Committee, the Human Resources and Compensation Committee and the Nominating Committee of Air Canada receive, respectively, an additional retainer of $10,000, $5,000, $5,000 and $5,000.

Transportation privileges are granted to directors of ACE Aviation in line with industry practice.

Share Ownership Requirement for Directors

The Board has adopted share ownership guidelines according to which directors are required to own a minimum of securities of ACE Aviation (including its subsidiaries) representing $120,000 in value, through shares and/or DSUs. Such ownership must be achieved by January 1, 2012. Directors who have not achieved the share ownership guidelines will receive 50% of their annual retainer fee in cash and the remainder in DSUs until the share ownership guidelines have been met. Directors who have achieved the share ownership guidelines may elect to receive their annual retainer fee in cash or in DSUs. The Board has determined that the nominees of Cerberus Capital Management, L.P., namely Michael M. Green and W. Brett Ingersoll, are not subject to this requirement as Cerberus Capital Management, L.P., through Promontoria Holding III B.V. (an affiliate), holds a substantial investment in ACE Aviation. Promontoria Holding III B.V. holds 6,550,000 preferred shares of ACE Aviation. For a description of the shares owned by the directors of ACE, please see their respective biographies starting at page 13.

Certain Proceedings

To the knowledge of ACE Aviation, none of the proposed nominees for election as directors of ACE Aviation: (a) is, as at the date of this circular, or has been, within 10 years before the date of this circular, a director, chief executive officer or chief financial officer of any company that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an "Order") that was issued while the proposed nominee was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the proposed nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b) is, as at the date of this circular, or has been within 10 years before the date of this circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) has, within the 10 years before the date of this circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee, except that:

(i)
Following the acquisition of Canadian Airlines International Ltd. ("CAIL") by Air Canada in 2000, Robert A. Milton became a director of CAIL. Thereafter, CAIL restructured under the Companies' Creditors Arrangement Act (Canada) ("CCAA") pursuant to a plan of compromise which became effective on July 5, 2000. CAIL's common shares and non-voting shares were suspended from trading by the TSX on June 27, 2000 and delisted on July 6, 2000. Mr. Milton was also President and Chief Executive Officer and a director of Air Canada when it filed for protection under the CCAA on April 1, 2003;

(ii)	Pierre Marc Johnson was a director of Air Canada when it filed for protection under the CCAA on April 1, 2003;

(iii)
Robert E. Brown was a director of Air Canada when Air Canada filed for protection under the CCAA on April 1, 2003 and became Chairman of Air Canada on May 13, 2003. Mr. Brown was also a director of Nortel Networks Corporation when, on or about May 31, 2004, cease trade orders were issued against directors, officers and certain other current and former employees of Nortel Networks Corporation and Nortel Networks Limited (collectively, "Nortel Networks"). The management cease trade orders were imposed in response to the failure by Nortel Networks to file certain financial statements with the Canadian securities regulators; and

(iv)	Michael M. Green was a director of Anchor Glass Container Corporation when it filed a voluntary petition for reorganization under Chapter 11 of the US Bankruptcy Code in August 2005.

STATEMENT OF GOVERNANCE PRACTICES

The Board has extensively reviewed the Corporation's governance practices and concludes that, we comply with the requirements of National Instrument 58-101, "Disclosure of Corporate Governance Practices". The Corporation regularly reviews its governance practices as regulatory changes come into effect and will continue to monitor these changes closely and consider amendments to its governance practices if need be.

Board of Directors

Director Independence

The Charter of the Board of Directors provides that the Board shall at all times be constituted of a majority of individuals who are independent and unrelated. Based on the information received from each director and having taken into account the independence criteria set forth below, the Board concluded that all directors of the Corporation standing for election to the Board, with the exception of the Chairman, President and Chief Executive Officer, Robert A. Milton and Marvin Yontef are independent and unrelated.

A majority of the directors of the Corporation, namely Bernard Attali, Robert E. Brown, Michael M. Green, W. Brett Ingersoll, Pierre Marc Johnson, Richard H. McCoy and David I. Richardson, are "independent" directors in that each of them has no material relationship with the Corporation and, in the reasonable opinion of the Board, are unrelated and independent under the laws, regulations and listing requirements to which the Corporation is subject.

The Board determined that Robert A. Milton is not independent because he is the President and Chief Executive Officer of ACE Aviation and Marvin Yontef is not independent because of payments for legal services billed to ACE Aviation and its affiliates by the law firm of which he is a partner.

Directorships of Other Reporting Issuers

Bernard Attali, Robert E. Brown, W. Brett Ingersoll, Pierre Marc Johnson, Richard H. McCoy, Robert A. Milton, David I. Richardson, and Marvin Yontef are presently directors of several public entities. Bernard Attali is currently the Honourary Chairman of Air France Group and a director of Air Canada and Baccarat SA. Robert E. Brown is currently a director of CAE Inc. and a director and Chairman of Aeroplan Holding GP Inc. W. Brett Ingersoll is currently a director of AerCap Holdings N.V. Pierre Marc Johnson is currently a director of Air Canada and HTL Energies Inc. Richard H. McCoy is currently a director of Rothmans Inc., Aberdeen Asia-Pacific Income Investment Company, MDS Inc., Uranium Participation Corporation, Pizza Pizza Royalty Income Fund and Gerdau Ameristeel Corporation. Mr. McCoy is also a director and Chairman of Jazz Air Holding GP Inc. and a trustee and Chairman of Jazz Air Income Fund. David I. Richardson is currently a director and Chairman of Air Canada. Marvin Yontef is currently director of Air Canada.

Please see "The Nominated Directors" in this circular for additional information relating to each director standing for nomination, including other company boards on which they serve.

Independent Lead Director

The Board has concluded that the fact that Robert A. Milton occupies both the office of Chairman of the Board and the office of President and Chief Executive Officer of ACE Aviation does not impair the ability of the Board to act independently of management. Moreover, in accordance with the Charter of the Board of Directors, Michael M. Green, an outside and independent director, has been appointed as Lead Director to the Board.

A charter describing the role and responsibilities of the Lead Director has been adopted and pursuant to this charter the Lead Director assumes, among other things, responsibility for: (i) ensuring that the responsibilities of the Board are well understood by both the Board and management, and that the relative responsibilities of the Board and management are clearly understood and respected; (ii) ensuring that the Board works as a cohesive team and providing the requisite leadership to achieve this; (iii) ensuring that the resources available to the Board (in particular, timely and relevant information) are adequate to support its work; (iv) ensuring that a process is in place by which the effectiveness of the Board and its committees is assessed on a regular basis; (v) ensuring that a process is in place by which the contribution of individual directors to the effectiveness of the Board and committees is assessed on a regular basis; and (vi) adopting procedures to ensure that the Board can conduct its work effectively and efficiently, including committee structures and composition, scheduling, and management of meetings.

Independent Director's Meetings

At each meeting of the Board, time is specifically reserved for non-executive directors to hold "in camera" sessions, in the absence of the non-independent management director. At each such meeting, the directors consider whether an "in camera" meeting would be appropriate in the circumstances. The Lead Director chairs the "in camera" sessions. In 2007, the non-executive directors held five sessions in the absence of the non-independent management director. Marvin Yontef, a non-independent director, was present during such sessions. In 2007, no session was held in the absence of both the non-independent management director and Marvin Yontef.

Attendance Record

See "Schedule B" of this circular for the attendance records of the directors of the Board and the Committees of the Corporation.

Board Size

Subject to approval of the special resolution set out in "Schedule A" to this circular, the size of the Board will be set at nine (9) directors. The Board is of the view that such size and composition are currently adequate and allow for the efficient functioning of the Board as a decision making body.

Board Mandate

The Board has adopted a written charter which sets out, among other things, its roles and responsibilities. The Charter of the Board can be found as "Schedule C" to this circular.

Position Descriptions

Chairman, President and Chief Executive Officer

The Board has adopted a position description for Robert A. Milton, the Chairman, President and Chief Executive Officer. As President and Chief Executive Officer ("CEO"), the CEO shall have full responsibility for the day-to-day operations of the Corporation's business in accordance with its strategic plan and operating and capital budgets as approved by the Board. The CEO is accountable to shareholders, through the Board, for the overall management of the Corporation, and for conformity with policies agreed upon by the Board. The approval of the Board (or appropriate Committee) shall be required for all significant decisions outside of the ordinary course of the Corporation's business. More specifically, the primary responsibilities of the CEO include the following: (i) developing, for the Board's approval, a strategic direction and positioning to ensure the Corporation's success; (ii) ensuring that the day-to-day business affairs of the Corporation are appropriately managed by developing and implementing processes that will ensure the achievement of financial and operating goals and objectives; (iii) fostering a corporate culture that promotes customer focus and service; (iv) keeping the Board of Directors aware of the Corporation's performance and events affecting its business, including opportunities in the marketplace and adverse or positive developments; and (v) ensuring, in cooperation with the Board, that there is an effective succession plan in place for the CEO position.

As Chairman of the Board of Directors, the Chairman chairs Board meetings and, with the collaboration of the Lead Director, establishes procedures to govern the Board's work. More specifically, as Chairman of the Board of Directors, the primary responsibilities of the Chairman include the following: (i) adopting procedures to ensure that the Board can conduct its work effectively and efficiently, including committee structures and composition, scheduling, and management of meetings; (ii) collaborating with the Lead Director to develop the agenda for Board meetings, Board procedures and the composition of Board Committees; (iii) ensuring, with the Lead Director, proper flow of information to the Board; (iv) ensuring that the Board has access to such members of senior management as may be required by the Board; and (v) chair every meeting of the Board and encourage free and open discussion at meetings of the Board.

Chair of each Committee

The Chairs of the Audit, Finance and Risk Committee, the Governance and Corporate Matters Committee, the Human Resources and Compensation Committee and the Nominating Committee are respectively, David I. Richardson, Michael M. Green, Pierre Marc Johnson and Richard H. McCoy.

Position descriptions have been adopted by the Board of Directors for the Chair of each of the Audit, Finance and Risk Committee, the Governance and Corporate Matters Committee, the Human Resources and Compensation Committee and the Nominating Committee. According to such position descriptions, the Chair of each Committee shall, among other things: (i) ensure that the Committee fulfils the objectives and responsibilities set out in its charter; (ii) ensure that enough time and attention is given to each aspect of the Committee's responsibilities; (iii) ensure that members of the Committee maintain the level of independence required by applicable legislation; (iv) review the annual assessment of the Committee and take the appropriate measures to correct the weaknesses underlined by the assessment; (v) ensure that the other members of the Committee understand the role and responsibilities of the Committee; (vi) ensure that sufficient information is provided by management to enable the Committee to exercise its duties; and (vii) carry out other duties as requested by the Board, depending on need and circumstances.

Orientation and Continuing Education

The Corporation has in place an orientation program for new directors. New directors are invited to attend orientation sessions with members of senior management of the Corporation as well as with the CEO to improve their understanding of the Corporation's businesses. Each new director is also asked to review the Charter of the Board, the Charter of each Committee and the position descriptions of the Chairman, President and Chief Executive Officer, the Lead Director and the Chair of each Committee in order to fully grasp the role he is expected to play as a director and a Committee member. Extensive documentation on the Corporation is also provided to enable the directors to better understand the Corporation and his role and responsibilities.

As part of its mandate, the Governance and Corporate Matters Committee is also responsible for providing a continuous education program to the directors of the Board. The Corporation has in place a continuous education program. In this regard, the Corporation provides directors with regular reports on the operations and finances of the Corporation. Management periodically gives directors up-to-date industry studies and benchmarking information. At each regular Board meeting, the directors are provided with updates and short summaries of relevant information. Extensive documentation and selected presentations are also provided to directors to ensure that their knowledge and understanding of the Corporation's business remains current. Furthermore, aircraft and facility tours are provided to directors so they can enhance their understanding of the operational aspects of its subsidiaries' businesses. The Corporation encourages continuous education by offering to reimburse the costs and expenses of attending conferences or courses, including director education programs offered by leading institutions of higher education.

ACE Aviation Code of Business Conduct

The Corporation has adopted a Corporate Policy and Guidelines on Business Conduct (the "Code") which was amended by the Board on May 8, 2008. The Code applies to all directors, officers and employees of ACE Aviation and its subsidiaries, to the extent that policies and guidelines have not been adopted separately by them. A copy of the Code can be obtained on SEDAR at www.sedar.com or on the Corporation's website at www.aceaviation.com. The Code addresses, among other things, the following issues:

(a)	conflicts of interest;

(b)	use of company assets;

(c)	confidential information;

(d)	fair dealing with other people and organizations;

(e)	compliance with laws, rules and regulations;

(f)	employment policies;

(g)	computer, e-mail and internet policies; and

(h)	reporting suspected non-compliance.

The Board, with the assistance of the Governance and Corporate Matters Committee, has the responsibility for monitoring compliance with the Code. The Code has been communicated or brought to the attention of all employees of ACE Aviation and its subsidiaries that have not adopted their own policies and guidelines. In addition, all new members of management are required to complete a management acknowledgement form whereby they undertake to promote the guidelines and principles of the Code and take all reasonable measures to ensure that the employees under their supervision fully comply with the Code. Also, all current members of management are required to complete the acknowledgement form on an annual basis. The Code also includes a "whistle-blower policy" whereby employees can report violations of the Code. The Board has concluded that such measures are appropriate and sufficient to ensure compliance with the Code. Since the adoption of the Code, ACE Aviation has not filed any material change report pertaining to any conduct of a director or executive officer that would constitute a departure from the Code.

The Code also provides that all employees, including executive officers, are required to disclose to the Corporation any and all business, commercial or financial interests or activities that may create a conflict of interest. As for directors, in addition to the relevant provisions of the Canada Business Corporations Act, the Charter of the Board provides that each director shall disclose all actual or potential conflicts of interest and refrain from voting, on matters in which the director has a conflict of interest. The Charter also provides that a director shall excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest or which otherwise affects his or her personal, business or professional interests.

Nomination of Directors

The Nominating Committee is composed entirely of independent directors. It is responsible for considering and making recommendations on the desired size of the Board, the need for recruitment and the expected skill-set of new candidates. In consultation with the Chairman, President and Chief Executive Officer, the Nominating Committee determines the expected skill-set of new candidates by taking into account the existing strength of the Board and the needs of the Corporation. The Nominating Committee then identifies a list of potential Board candidates and reviews the competencies and skill-set of each candidate. In formulating its list of potential candidates, the Nominating Committee collects and reviews information on leading business people and conducts broad searches of potential candidates. The candidates are then ranked and approached for their interest in serving on the Board. The Nominating Committee recommends to the Board candidates for nomination as directors and approves the final choice of candidates for nomination and election by the shareholders.

Board members must have an appropriate mix of skills, knowledge and experience in business and an understanding of the industry and the geographical areas in which the Corporation operates. Directors selected should be able to commit the requisite time for all of the Board's business. Board members are expected to possess the following characteristics and traits:

(a)	demonstrate high ethical standards and integrity in their personal and professional dealings;

(b)	act honestly and in good faith with a view to the best interest of the Corporation;

(c)	devote sufficient time to the affairs of the Corporation and exercise care, diligence and skill in fulfilling their responsibilities both as Board members and as a Committee members;

(d)	provide independent judgment on a broad range of issues;

(e)	understand and challenge the key business plans and the strategic direction of the Corporation;

(f)	raise questions and issues to facilitate active and effective participation in the deliberation of the Board and of each Committee;

(g)	make all reasonable efforts to attend all Board and Committee meetings; and

(h)	review the materials provided by management in advance of the Board and Committee meetings.

Please consult the section titled "Committees" of this circular for a description of the responsibilities, powers and operations of the Nominating Committee.

Compensation

The Human Resources and Compensation Committee is composed entirely of independent directors. Please see the section titled "Remuneration of Directors" for the criteria used to determine the remuneration of directors of ACE Aviation and the section titled "Report on Executive Compensation" for the process and criteria used to determine the compensation of the officers of ACE Aviation.

In 2007, ACE Aviation and the Human Resources and Compensation Committee retained the consulting services of Towers Perrin to provide them with executive compensation market data as well as compensation trend intelligence.  Towers Perrin's scope of compensation services included competitive market analysis of base salaries, bonuses and long term compensation for the CEO and other Named Executive Officers (as defined below).  Towers Perrin also provided consulting services with respect to market practices for various other compensation arrangements such as retention, severance, pension and acceleration of unvested stock options.   In addition to these services, Towers Perrin also provided benefit consulting services to the Corporation.

Please consult the section entitled "Committees" of this circular for a description of the responsibilities, powers and operations of the Human Resources and Compensation Committee.

Other Board Committees

There are four Committees of the Board: the Audit, Finance and Risk Committee, the Governance and Corporate Matters Committee, the Human Resources and Compensation Committee and the Nominating Committee. The roles and responsibilities of each Committee are described in the respective Committee charters. Please consult the section titled "Committees" of this circular for a description of the responsibilities, powers and operations of such Committees.

Assessments

It is the role of the Chair of the Governance and Corporate Matters Committee to assess, on an annual basis, the contribution of each individual director, the effectiveness of the Board and the effectiveness of the Committees. For this purpose, the Chair of the Governance and Corporate Matters Committee conducts private meetings with directors. During those meetings, the Chair of the Governance and Corporate Matters Committee reviews with directors their assessment of the effectiveness of the Board and of its Committees and their personal contribution. Also, on a quarterly basis, the Chair of each committee reports to the Board on the activities of the Committee. If appropriate, the Board then considers procedural or substantive changes to increase the effectiveness of the Board and its Committees.

Dual Share Structure

The applicable provisions of the Canada Transportation Act require that national holders of domestic, scheduled international and non-scheduled international licenses be Canadian. In the case of ACE Aviation, this requires that it be controlled in fact by Canadians and that at least 75% of its voting interests be owned and controlled in fact by

Canadians. To ensure that ACE Aviation remains Canadian under the Canada Transportation Act, ACE Aviation is required to have a dual share structure whereby the Class B voting shares may only be held, beneficially owned and controlled by Canadians and Class A variable voting shares may only be held, beneficially owned or controlled by persons who are not Canadians. Each Class B voting share or Class A variable voting share generally confers the right to one vote. However, in order to enable ACE Aviation to comply with the restrictions imposed by the Canada Transportation Act, if the number of Class A variable voting shares, as a percentage of the total number of voting shares outstanding of ACE Aviation or the total number of votes that may be cast by holders of Class A variable voting shares at any meeting exceeds 25%, the vote attached to each Class A variable voting share will decrease proportionately so that the votes attached to the Class A variable voting shares as a class or the number of votes cast on behalf of holders of Class A variable voting shares do not exceed 25%.

COMMITTEES

The Board has four standing committees:

    •    the Audit, Finance and Risk Committee;

    •     the Governance and Corporate Matters Committee;

    •     the Human Resources and Compensation Committee; and

    •     the Nominating Committee.

All committees of the Board are composed of independent directors except for the Governance and Corporate Matters Committee of which Marvin Yontef is a member. The roles and responsibilities of each committee are set out in formal written charters. These charters are reviewed annually to ensure that they reflect best practices as well as applicable regulatory requirements.

This section includes reports from each committee, which tell you about its members, responsibilities and activities.

Audit, Finance and Risk Committee

ACE Aviation is required by law to have an audit committee. The Audit, Finance and Risk Committee shall be composed of not less than three directors, all of whom shall meet the independence, experience and other membership requirements under applicable laws, rules and regulations as determined by the Board. The members of the Audit, Finance and Risk Committee shall have no relationships with management, the Corporation and its related entities that in the opinion of the Board may interfere with their independence from management and from the Corporation. In addition, an Audit, Finance and Risk Committee member shall not receive, other than for service on the Board or the Audit, Finance and Risk Committee or other committees of the Board, any consulting, advisory, or other compensatory fee from the Corporation or any of its related parties or subsidiaries. The members of the Audit, Finance and Risk Committee shall possess the mix of characteristics, experiences and skills to provide an appropriate balance for the performance of the duties of the Audit, Finance and Risk Committee and in particular each member of the Audit, Finance and Risk Committee shall be "financially literate" and at least one member of the Audit, Finance and Risk Committee shall be a "financial expert" as defined by relevant securities legislation or regulations.

The objectives of the Audit, Finance and Risk Committee include the following:

    •  To assist the Board in the discharge of its responsibility to monitor the component parts of the Corporation's financial reporting and audit process.

    •    To maintain and enhance the quality, credibility and objectivity of the Corporation's financial reporting and to satisfy itself and oversee management's responsibility as to the adequacy of the supporting systems of internal financial and accounting controls.

    •    To assist the Board in its oversight of the independence, qualifications and appointment of the external auditor.

    •   To monitor the performance of the internal financial and accounting controls and of the internal and external auditors.

    •   To provide independent communication between the Board and the internal auditor and the external auditor.

    •   To facilitate in-depth and candid discussions between the Audit, Finance and Risk Committee and management and the external auditor regarding significant issues involving judgment and impacting quality of controls and reporting.

The Audit, Finance and Risk Committee's responsibilities include the following:

    •   Monitor and review the quality and integrity of the Corporation's accounting and financial reporting process through discussions with management, the external auditor and the internal auditor.

    •    Determine, based on its review and discussion, whether to recommend the approval by the Board of such financial statements and the financial disclosure in any such annual information forms, earnings press releases, prospectuses and other similar documents.

    •   Review with management, the internal auditor and the external auditor and, if considered appropriate, approve the release of the

           Corporation's quarterly financial statements and related MD&A.

   •    Review with management, the external auditor and legal counsel, the Corporation's procedures to ensure compliance with applicable laws and regulations.

    •     Meet with the Corporation's external auditor to review and approve their audit plan.

    •     Review and approve estimated audit and audit-related fees and expenses.

   •    Review and approve the nature of all non-audit services, as permitted by securities legislation and regulations, to be provided by the Corporations' external auditor prior to the commencement of such work.

   •     Review a report from the external auditor of all relationships between the external auditor and its related entities and the Corporation and its related entities.

    •     Evaluate the performance of the external auditor.

    •     Review the mandate of and the services provided by the internal audit department.

    •     Review significant emerging accounting and reporting issues.

    •    Establish policies and procedures for the receipt, retention and treatment of complaints received by the Corporation from employees, shareholders and other stakeholders regarding accounting issues and financial reporting, internal accounting controls and internal or external auditing matters.

    •    Review risk management systems and controls, especially in relation to derivatives, foreign currency exposure, hedging and insurance.

    •     Review and approve the Corporation's Public Disclosure Policy.

  •     Identify and address material financial and other risks to the business and affairs of the Corporation and make recommendations in that regard to the Board.

      •   Review and approve policies relating to the financial control, conduct, regulation and administration of  subsidiary companies.

The Audit, Finance and Risk Committee met four (4) times in 2007.

The Audit, Finance and Risk Committee is currently composed of:

Members:                      David I. Richardson (Chair)
                W. Brett Ingersoll
                Richard H. McCoy

Please refer to the section of the Annual Information Form of ACE Aviation titled "Audit Committee" for additional information on the Audit, Finance and Risk Committee. The Annual Information Form is available on SEDAR at www.sedar.com.

Governance and Corporate Matters Committee

The Governance and Corporate Matters Committee shall be comprised of five or more directors as determined by the Board, all of whom shall comply with eligibility and qualification standards under applicable legislation in effect from time to time.

The primary objective of the Governance and Corporate Matters Committee is to assist the Board of Directors in fulfilling its responsibilities by ensuring that corporate governance guidelines are adopted, disclosed and applied including director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession and annual performance evaluation of the Board:

The Governance and Corporate Matters Committee's responsibilities include the following:

      •  Review and develop position descriptions for the Board and for the Chairman, President and Chief Executive Officer.

      •    Ensure that appropriate structures and procedures are in place so that the Board can function  independently of management.

    •     Put in place an orientation and continuing education program for new directors on the Board.

    •    Ensure corporate compliance with applicable legislation including directors' and officers' compliance.

    •    Review proposed amendments to the Corporation's by-laws.\

    •    Make recommendations to the Board with respect to monitoring, adoption and disclosure of corporate governance guidelines.

    •    Recommend the types, charters and composition of the Board committees.

    •    Recommend the nominees to the chairmanship of the Board committees.

    •     Monitor the governance structure and, as required, report to the Board on the necessity or advisability of modifications to such structure.

    •    Review such other corporate governance and strategic planning committee functions customarily carried out by such committees as well as such other matters which may be referred to it by the Board from time to time.

The Governance and Corporate Matters Committee met three (3) times in 2007.

The Governance and Corporate Matters Committee is currently composed of:

Members:      Michael M. Green (Chair)
Bernard Attali
Robert E. Brown
Pierre Marc Johnson
Richard H. McCoy
Marvin Yontef

Human Resources and Compensation Committee

The Human Resources and Compensation Committee shall be comprised of five or more directors as determined by the Board, all of whom shall be independent (as defined under applicable securities laws).

The primary purpose of the Committee is to assist the Board of Directors in fulfilling its oversight responsibilities in the field of human resources and compensation as well as succession planning including appointing, training and monitoring of senior management, compensation of officers, organization plans and compensation philosophy.

The responsibilities of the Human Resources and Compensation Committee include the following:

    •     Develop compensation philosophy and guidelines.

   •    Review and approve corporate goals, objectives and business performance measures relevant to the compensation of the Chief Executive Officer, evaluate the Chief Executive Officer's performance in light of those goals, objectives and business performance measures, and make recommendations to the Board with respect to the Chief Executive Officer's compensation level based on this evaluation.

    •    Make recommendations to the Board with respect to non-CEO officer (including officers of subsidiaries) compensation, incentive compensation and equity-based plans.

     •    Review and make recommendations to the Board with respect to incentive compensation plans and equity  based plans and any amendments thereto.

   •    Review and approve, on behalf of the Board, salary ranges for all positions including executive  management.

     •    Administer the stock option plan of the Corporation and to generally oversee the administration thereof.

     •    Review executive compensation disclosure before public dissemination, including the review of the annual report of senior management compensation for inclusion in the Corporation's management proxy circular, in accordance with applicable rules and regulations.

    •    Review on an ongoing basis management's organization plans and essential elements of succession plans for executive management of the Corporation and its non-publicly traded subsidiaries so as to ensure that successors have been identified and that their career development is appropriate in the context of the challenges facing the organization.

     •    Review and approve the training, monitoring and development of senior officers.

   •     Review and approve the senior management organizations and reporting structure.

    •    Review and approve the contingency plans in the event of the disability of key executives.

   •    Review and develop in conjunction with the Governance and Corporate Matters Committee position descriptions for the Board and for the President and Chief Executive Officer including the definition of the limits to management's responsibilities.

   •    With respect to the Air Canada Executive Pension Plan and the Air Canada Supplemental Executive Retirement Plan, review the plan reorganization, governance structure, fund mission, funding policy, annual contributions and plan amendments, in conjunction with the board of directors of Air Canada.

The Human Resources and Compensation Committee met six (6) times in 2007.

The Human Resources and Compensation Committee is currently composed of:

Members:              Pierre Marc Johnson (Chair)
Robert E. Brown
W. Brett Ingersoll
Richard H. McCoy
David I. Richardson

Nominating Committee

The Nominating Committee shall be comprised of at least three directors as determined by the Board, all of whom shall be independent (as defined under applicable securities laws).

The primary objective of the Nominating Committee is to assist the Board of Directors in fulfilling its responsibilities by identifying individuals qualified to become new Board members and recommending to the Board the new director nominees for each annual meeting of shareholders.

The responsibilities of the Nominating Committee include the following:

  •     Assist the Board in determining what competencies and skills the Board, as a whole,

          should possess and what competencies and skills each existing director possesses.

    •    Assist the Board in determining the appropriate size of the Board, with a view to facilitating effective decision-making.

    •    Develop and review criteria regarding personal qualification for Board membership, such as background, experience, technical skill, affiliations and personal characteristics, and develop a process for identifying and recommending candidates.

     •    Identify individuals qualified to become new Board members and recommend them to the Board.

    •    Consider whether or not each new nominee can devote sufficient time and resources to his duties as a  Board member.

    •    Recommend the slate of nominees for each annual meeting of shareholders.

    •    Recommend candidates to fill vacancies on the Board occurring between annual meetings of shareholders.

    •    Review and make recommendations relative to non-management nominees of the Corporation to the boards of subsidiaries of the Corporation or of companies in which the Corporation has an interest.

The Nominating Committee met two (2) times in 2007.

The Nominating Committee is currently composed of:

Members:              Richard H. McCoy (Chair)
Bernard Attali
Michael M. Green

COMPENSATION OF CERTAIN EXECUTIVE OFFICERS

The following summary compensation table shows certain compensation information for Robert A. Milton, the Chairman, President and Chief Executive Officer of ACE Aviation, Brian Dunne, the Executive Vice President and Chief Financial Officer and the other three highest compensated executive officers (the "Named Executive Officers") of the Corporation as at December 31, 2007. For ease of reference, the table contains the aggregate compensation paid to the Named Executive Officers by ACE Aviation and its subsidiaries as at December 31, 2007.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-term Compensation
					Awards
					Securities Under Options/Units Granted(#)
Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Other Annual Compensation ($)(2)	ACE Options(3)	Air Canada Options (4)	Air Canada PSUs (5)	All Other(6) Compensation ($)
Robert A. Milton	2007	1,210,000	3,920,000	71,105	Nil	Nil	Nil	$26,517,494
Chairman, President and Chief	2006	928,625	3,174,382	45,246	200,000	Nil	Nil	3,383,184
Executive Officer, ACE	2005	928,625	968,664	41,466	Nil	Nil	Nil	2,720

Brian Dunne	2007	625,000	1,887,500	Nil	Nil	Nil	Nil	Nil
Executive Vice President and Chief	2006	516,667	1,520,652	Nil	130,000	Nil	Nil	Nil
Financial Officer, ACE(7)	2005	159,722	116,516	Nil	300,000	Nil	Nil	Nil

Montie R. Brewer	2007	606,000	690,543	31,880	Nil	Nil	11,160	Nil
President and Chief Executive Officer,	2006	601,000	822,147	35,108	100,000	484,800	17,314	Nil
Air Canada	2005	600,000	625,870	30,744	Nil	Nil	Nil	650

Sydney J. Isaacs	2007	400,000	710,000	Nil	Nil	Nil	Nil	Nil
Senior Vice President, Corporate Development and	2006	340,000	568,561	Nil	40,000	Nil	Nil	Nil
Chief Legal Officer, ACE	2005	281,667	287,060	Nil	50,000	Nil	Nil	248

Greg Cote	2007	320,250	1,063,426	Nil	Nil	Nil	Nil	Nil
Senior Vice President, Corporate	2006	305,000	546,022	Nil	45,000	Nil	Nil	Nil
Finance and Strategy, ACE(8)	2005	100,000	145,532	Nil	100,000	Nil	Nil	Nil

(1)

The amounts in this column reflect, as applicable, (i) bonuses paid under the Annual Incentive Plan, (ii) awards paid under the Air Canada Profit Sharing Plan (iii) special awards in recognition of contribution to the initial public offering of Air Canada, the sale of ACTS, the sale of shares of US Airways and the special distributions of units of Aeroplan Income Fund; and (iv) other than as set forth in footnote 6, payments made under the employment agreement of the Named Executive Officer.

(2)

Perquisites and other personal benefits for fiscal year 2007 do not exceed $50,000 or 10% of the total of the annual salary and bonus for the Named Executive Officers, with the exception of Mr. Milton. The amount in this column for Mr. Milton includes compensation attributable to residence costs. The amount in this column for Mr. Brewer includes compensation attributable to residence costs, which exceed 25% of his total perquisite and other personal benefits.

(3)	(i) The amounts in this column for 2006 represent special ACE Aviation stock option grants

(ii) The amount in this column for 2005 for Mr. Dunne and for Mr. Cote represents an ACE stock option grant pursuant to their employment agreement.  The amount in this column for Mr. Isaacs represent a special ACE Aviation stock option grant.

(4)	The amounts in this column for 2006 for Mr. Brewer represent an Air Canada stock option grant on November 24, 2006 pursuant to the completion of the initial public offering of Air Canada.

(5)	(i) The amounts in this column for 2007 reflect an annual grant of Air Canada performance share units to Mr. Brewer

(ii) The amounts in this column for 2006 for Mr. Brewer represent Air Canada performance share units granted on November 24, 2006 pursuant to the completion of the initial public offering of Air Canada

(6)

(i) The amounts in this column for 2006 and 2007 for Mr. Milton represent payments made pursuant to his employment agreement which are in connection with the special distributions of units of Aeroplan Income Fund and Jazz Air Income Fund to the shareholders of ACE. See "Executive Employment Contracts – Mr. Milton" in this proxy circular for additional information.

(ii) The amounts in this column for 2005 represent the final settlement of a claim that was filed on behalf of certain Named Executive Officers as part of the restructuring process of Air Canada in respect of lost wages, holidays, vacation and foregone Employee Share Ownership Plan company matches for 2002 and 2003. The settlement was in the form of ACE Aviation shares which were immediately sold on the open market at $39.80 per share.

(7)	Mr. Dunne became Executive Vice President and Chief Financial Officer of ACE on September 6, 2005.

(8)	Mr. Cote became Senior Vice President, Corporate Finance and Strategy of ACE on September 1, 2005.

ACE Option grants

No stock options were granted in 2007 to ACE officers under the ACE Aviation Stock Option Plan.

ACE Option Exercises

The following table details the aggregated option exercises during the most recently completed financial year and the option values at financial year-end.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUE

Name	Securities Acquired on Exercise	Aggregate Value Realized	Exercisable/Unexercisable Options at FY-End		Value of Exercisable/Unexercisable in-the- Money Options at FY-End(1)
			Exercisable(2)	Unexercisable	Exercisable(2)	Unexercisable
Robert A. Milton	569,000	$11,209,523	568,769	NIL	$6,764,674	NIL
Brian Dunne	313,165	$2,448,513	413,449	NIL	$3,080,121	NIL
Montie R. Brewer	383,638	$6,860,328	169,126	NIL	$1,554,268	NIL
Sydney J. Isaacs	146,113	$1,836,331	67,840	NIL	$485,734	NIL
Greg Cote	NIL	NIL	257,008	NIL	$1,923,133	NIL

(1)	Based on the closing price of the Class B voting shares of ACE ($28.29) on December 31, 2007.
(2)
On November 8, 2007, in connection with the wind-up process of ACE, the board of directors of ACE resolved to accelerate the vesting of all unvested ACE stock options effective November 12, 2007 during approved trading periods.

Equity compensation plan information

Plan category	Number of securities to be issued upon exercise of outstanding options(1)	Weighted-average exercise price of outstanding options(1)	Number of securities remaining available for future issuance under equity compensation plans(1)
Equity compensation plans of ACE approved by securityholder(s) (1)	1,682,206	$18.09	2,048,207

(1)	As at December 31, 2007.

Air Canada Performance Share Unit Grants

The following table details grants of Air Canada performance share units ("PSUs") made to Named Executive Officers during the most recently completed financial year.

PERFORMANCE SHARE UNIT GRANTS DURING
 THE MOST RECENTLY COMPLETED FINANCIAL YEAR(1)

Name	Securities Under PSUs Granted	% of Total PSUs Granted to Employees in Financial Year	Grant Price	Market Value of Securities Underlying PSUs on the Date of Grant ($/Security)	Redemption Date(2)
Montie R. Brewer	11,160	4.8%	$16.79	$16.79	December 31, 2010

(1)	Such grants have been made pursuant to Air Canada’s Long-Term Incentive Plan.
(2)
At the end of the three-year term, all vested performance share units are redeemed for Air Canada shares (issued from treasury or purchased on the secondary market, at the discretion of Air Canada) and/or equivalent cash (at the discretion of Air Canada) based on the fair market value of the Air Canada shares on the redemption date. Participants receive therefore, on the redemption date in respect of all vested performance share units, a value equal to the fair market value of the Air Canada shares on such date, with payment being effected with Air Canada shares and/or cash at the discretion of Air Canada.

Air Canada Option Exercises

The following table details the aggregated exercises of options to purchase shares in the capital of Air Canada during the most recently completed financial year and the option values at financial year-end.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name	Securities Acquired on Exercise	Aggregate Value Realized	Exercisable/Unexercisable Options at December 31,2007		Value of Exercisable/Unexercisable in-the- Money Options at December 31, 2007 (1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Montie R. Brewer	Nil	Nil	60,600	424,200	Nil	Nil

(1)	Based on the closing price of the Class B voting shares of Air Canada ($12.05) on December 31, 2007.

Pension Plan

ACE Aviation provides its executive officers with a non-contributory, final average earnings defined benefit registered pension plan and a defined benefit supplemental executive retirement plan (the "SERP") integrated with the Canada/Québec Pension Plan(s). The defined benefit SERP is a partially funded supplemental arrangement that provides retirement income beyond the limitations of the registered pension plan.

Benefits are calculated by multiplying 2% per year of service (maximum 35 years) times the final average annual salary (excluding bonuses, honoraria and special allowances) during the executive's highest paid 36 successive months of company service and subtracting an amount equal to .25% times the Canada/Québec pension plans average annual yearly maximum pensionable earnings during the same 36 month period used to determine the executive's average annual salary times the executive's years of service after December 31, 1965.

The following table shows typical annual benefits payable under this pension arrangement on December 31, 2007, to individuals 65 years of age.

PENSION PLAN TABLE

Final Average Earnings ($)	Years of Service
	5	10	15	20	25	30	35
150,000	14,454	28,908	43,361	57,815	72,269	86,723	101,176
175,000	16,954	33,908	50,861	67,815	84,769	101,723	118,676
200,000	19,454	38,908	58,361	77,815	97,269	116,723	136,176
225,000	21,954	43,908	65,861	87,815	109,769	131,723	153,676
250,000	24,454	48,908	73,361	97,815	122,269	146,723	171,176
300,000	29,454	58,908	88,361	117,815	147,269	176,723	206,176
400,000	39,454	78,908	118,361	157,815	197,269	236,723	276,176
500,000	49,454	98,908	148,361	197,815	247,269	296,723	346,176
750,000	74,454	148,908	223,361	297,815	372,269	446,723	521,176
1,000,000	99,454	198,908	298,361	397,815	497,269	596,723	696,176
1,250,000	124,454	248,908	373,361	497,815	622,269	746,723	871,176
1,500,000	149,454	298,908	448,361	597,815	747,269	896,723	1,046,176

Note: Rounding has been used in the above calculations.

In the event of death after five years of service, 50% of the accrued benefit to date of death is payable to the individual's surviving spouse as a monthly lifetime pension or as a commuted lump sum. In the event of death in retirement, 50% of the paid benefit is payable to the individual's surviving spouse as a monthly lifetime pension. Other optional forms of payment are available on an actuarial equivalent basis.

As of December 31, 2007 the years of credited service were as follows: Mr. Milton, 28.67 years; Mr. Dunne, 2.33 years; Mr. Brewer, 10.75 years; Mr. Isaacs, 5.00 years and Mr. Cote, 4.33 years. Mr. Milton's 2005 ACE employment contract confirmed his accrued years of pensionable service at 25.67 years as of January 1, 2005 and that he continues to accrue pensionable service from that date forward on the basis of his actual years of service in accordance with the rules of the relevant pension plans.

Executive Employment Contracts

Chairman, President and Chief Executive Officer of ACE

Mr. Milton is eligible under the ACE Annual Incentive Plan to receive a target bonus of 100%, and a maximum bonus of 200% of his base salary subject to the successful execution of ACE's strategy as described under “Executive Compensation Program – Short-Term Incentive Compensation - ACE’s Annual Incentive Plan”.

In accordance with his original ACE employment contract, which was finalized in 2005, in the event of certain value-enhancing transactions such as sales, dispositions or other transactions that result in distributions to the shareholders of ACE, Mr. Milton has the right to receive incentive awards.  Such incentive awards are based on the amount of the value created since ACE was established that results in distributions to ACE  shareholders. In 2007, Mr. Milton received cash awards pursuant to his employment contract in the amount of $26,517,494 following the January 10, 2007, March 14, 2007 and the May 24, 2007 distributions of units of Aeroplan Income Fund and Jazz Air Income Fund to the shareholders of ACE. The Board and Mr. Milton have agreed to a final determination of the amounts payable under this contractual provision, whereby Mr. Milton will receive a payment of $10 million in two equal instalments, which shall have been paid by the date of shareholder approval of the wind up of ACE, or the completion of liquidation proceedings or a merger, recombination, sale or transfer of assets or other similar transaction aimed at terminating the status of ACE as a stand alone holding company (the "Transaction").

If Mr. Milton’s employment is terminated without cause, or upon shareholder approval of the wind-up of ACE or completion of any Transaction referred to in the previous paragraph, he will be entitled to receive a severance payment equal to three times his annual salary and target bonus.

Other Named Executive Officers of ACE

In 2007, in order to secure the services of the other Named Executive Officers through the completion of the wind-up of ACE, the ACE Board, having received advice from its external compensation consultants,  formally adopted the following retention arrangements: (i) a retention multiple of an additional one and one-half month’s salary will be payable to

Mr. Dunne for each month during which he will remain employed by ACE commencing February 2007; and (ii) a retention multiple of an additional one month’s salary, increasing to one and one-half months salary after remaining with ACE for twelve months from February 2007, will be payable to Mr. Isaacs and Mr. Cote. The first retention payments occurred in early 2008 with final payments on the earlier of January 1, 2009 or  the completion of the wind-up of ACE.

If Mr. Dunne is terminated without cause or upon shareholder approval of the wind-up of ACE or completion of any transaction described above in the definition of "Transaction", he will be entitled to receive a severance payment equal to two times his annual salary and target bonus.

Mr. Dunne is also entitled to receive an additional $50,000 a year for the first three years of his employment, payable on his anniversary date(s) and such payments are captured in the “bonus” column of the Summary Compensation table.

Mr. Dunne’s contract also provides for a pension credit of five years of pensionable service upon completion of five years service and the right to the five years pension credit in the event that he is involuntarily terminated for any reason other than just cause, disability or retirement before completion of five years of service.

If Mr. Isaacs or Mr. Cote are terminated without cause, or upon shareholder approval of the wind-up of ACE or completion of any transaction described above in the definition of "Transaction", they will be entitled to receive two times their annual salary.

Mr. Cote’s contract also provides for additional pension credits that grant a pension credit of two years of pensionable service upon completion of two years of service and a further pension credit of one and one-half years of pensionable service for each year of service thereafter subject to the maximum pension accrual permitted by the Executive Pension Plan.

Moreover, Mr. Cote is also entitled to receive an additional $150,000 a year for the first three years of his employment, payable on his anniversary date(s) and such payments are captured in the “bonus” column of the Summary Compensation table.

President and Chief Executive Officer of Air Canada

Air Canada has entered into employment agreements with its President and Chief Executive Officer, Mr. Brewer which  provides, among other things, for a pension credit of five years of pensionable service upon completion of five years service and a severance amount equal to two years of his annual base salary plus the right to early retirement with the five years pension credit in the event that he is involuntarily terminated for any reason other than just cause, disability or retirement. In early 2008, Air Canada’s Board of Directors reviewed Mr. Brewer’s employment agreement with a view to retaining Mr. Brewer’s services.  The Board of Directors reinforced the agreement’s retention measures by granting an additional year of pension credits for each complete year worked after his 2007 employment anniversary date, up to a maximum of five additional years of pension credits and provided for a further five years of pension credits upon Mr. Brewer reaching ten years of Air Canada service and age fifty five.

Report on Executive Compensation by the Human Resources and Compensation Committee

ACE's Executive Compensation Program is designed to retain and motivate the key people the Corporation needs to meet its strategic plans. In addition, by closely linking executives' and shareholders' interests through incentive compensation, the Executive Compensation Program contributes to the achievement of shareholder value.

This report provides an overview of the Corporation's Executive Compensation Program.

Executive Compensation Program

ACE’s Executive Compensation Program emphasizes incentive compensation linked to its annual and long-term financial performance to ensure that executives’ interests are linked to those of its shareholders.  An annual comparative analysis of compensation practices is conducted by an independent third party consulting firm and the analysis consists of a comparator group of 35 large autonomous Canadian companies with at least one billion dollars in annual sales.  The comparator group, which is validated from time to time by the Board of Directors, is a diversified mixture of Canadian companies containing transportation, financial institutions, manufacturing, energy and communications.  ACE aims at rewarding its executives at the median compensation levels offered in its comparator group for performance that meets corporate goals, excluding special bonuses that may be declared by the Board. For further details relating to the compensation of the Chairman, President and Chief Executive Officer of ACE, see "Chairman, President and Chief Executive Officer Compensation" below.

ACE’s Executive Compensation Program is made up of five components:

  (i)     Base salary;

  (ii)    Short-term incentive compensation in the form of an annual incentive plan;

  (iii)   Long-term incentive compensation in the form of stock options;

  (iv)  Pension and benefits

  (v)   Perquisites.

These five components are evaluated together to determine the appropriate level for ACE executives.

Base Salary

Competitive base salaries are established by the Human Resources and Compensation Committee based on the responsibilities, contribution, experience and skill set of the executive. The Human Resources  and Compensation Committee also considers equity within the officer group and salaries offered in the Corporation's reference group for similar positions when reviewing base salaries. The Human Resources and Compensation Committee's policy for base salaries aims at providing the median compensation level offered in the Corporation's reference group. However, base salaries can be set below or above the median depending on each executive's profile.

Short-Term Incentive Compensation

ACE’s Annual Incentive Plan

ACE’s annual Incentive Plan for 2007 was redesigned to recognize that existing financial measurements would no longer be appropriate given ACE’s strategy.  The Plan’s previous financial measurement, “Earnings before Interest Depreciation and Aircraft Rent”, was replaced with an assessment by the Board of the successful execution by the officers of ACE’s strategy to illuminate the value of ACE’s business and to realize shareholder value.

In addition, special bonuses were also granted in 2007 to the officers of ACE to recognize their efforts related to certain key events, such as the US Airways share disposal, monetization of ACTS and the January 2007 distributions of units of Aeroplan Income Fund.

ACE’s Profit Sharing Plan

Subsequent to Air Canada’s IPO in November 2006, ACE concluded that the principle of “Profit Sharing” should be limited to its operating companies and should no longer apply to the holding company. Therefore, effective January 1, 2007, ACE employees ceased participation in this plan and would receive any incentive compensation from incentive plans unique to ACE.

Long-Term Incentive Compensation

As part of the implementation of the Plan of Arrangement on September 30, 2004, the Option Plan of ACE was established. The persons eligible to receive options ("Eligible Optionees") were the ACE and Air Canada officers and included ACE and Air Canada senior managers and other employees, as the Human Resources and Compensation Committee determined, who are in key positions with the Corporation or its subsidiaries. This Option Plan was designed to create a direct link between management's and shareholders' interests, since the full value of the Option Plan can only be obtained when the Corporation's stock appreciates over a number of years.

On November 10, 2005, the shareholders of ACE approved an amendment to the Option Plan whereby the number of shares available for issuance under the Option Plan was increased from 5,052,545 to 6,078,882 shares, subject to adjustments in accordance with the terms of the Option Plan. The amendment was made to maintain the number of shares available for issuance under the Option Plan at 5% of the fully diluted equity of ACE. Also, on December 15, 2005, the Board approved an amendment to the Option Plan pursuant to which the non-executive directors will no longer be eligible to participate in the Option Plan.

Options granted were based on the Eligible Optionee's position and annual compensation, taking into account the market price of the shares and each Eligible Optionee's potential contribution to ACE's success in a given year. The terms of the grants were determined by the Board. As of May 26, 2008, the maximum number of shares that could be issued under the Option Plan was 2,838,828 or approximately 5.0% of the outstanding Class B voting shares and Class A variable voting shares. Of this amount, as of May 26, 2008, 967,811 shares were subject to outstanding options representing approximately 1.7% of the outstanding Class B voting shares and Class A variable voting shares.

The aggregate number of shares reserved for issuance at any time to any one Eligible Optionee shall not exceed 5% of the outstanding Class B voting shares and Class A variable voting shares. The aggregate number of shares issued to any one insider within any one-year period shall not exceed 5% of the outstanding Class B voting shares and Class A variable voting shares. The Option Plan provides that the options have an exercise price of not less than 100% of the market price of the underlying shares at the time of grant. The market price of the underlying shares at the time of grant is equal to the greater of the (i) average closing price of the underlying shares on the TSX for the five trading day period ending on the last trading day before the day on which the option is granted and (ii) the average of the high and low trading prices of the underlying shares on the TSX for the five trading day period ending on the last trading day before the day on which the option is granted. The Option Plan provides that the term of the options shall not be more than ten (10) years from the date of grant. Options granted under the Plan may not be assigned or transferred.

If a participant's employment is terminated for "gross misconduct", unexercised options shall terminate forthwith. If a participant's employment is terminated without cause, such participant may exercise his or her vested options within thirty (30) days after a notice of termination of employment has been given.

If a participant dies, any option granted to such participant may be exercised by the person to whom the option is transferred and such option is only exercisable within one (1) year after the participant’s death. If a participant retires or his or her employment is terminated by reason of injury or disability, such participant may exercise his or her options as the rights to exercise accrue within three (3) years after such retirement or termination. If a participant ceases to be an Eligible Optionee, such participant may exercise his or her options for that number of shares such participant was entitled to acquire under the option at the time of such cessation within ninety (90) days after such cessation. If a participant elects a voluntary leave of absence, such participant may exercise his or her options as the rights to exercise accrue within one (1) year after the commencement of such leave of absence.

In the event of a change of control of the Corporation, any unvested options held by participants shall become exercisable immediately prior to the date of such change of control and all options must be exercised prior to their original term.

Initial ACE Stock Option Grants to Officers other than the Chairman, President and Chief Executive Officer

To provide a meaningful incentive, and to promote retention among the executive team, options were granted in October 2004. Options were granted to purchase a total of 3,027,509 shares of ACE at a price of $20.00 per share representing approximately 3% of the fully diluted equity of ACE at that time.

On November 8, 2007, in connection with the wind-up process of ACE, the board of directors of ACE resolved to accelerate the vesting of all unvested ACE stock options effective November 12, 2007 (the "Options Vesting Acceleration").

The vesting of options granted under the Option Plan was determined by the Board at the time of the grant. Vesting of options granted in October 2004 under the Option Plan, other than options granted to the Chairman, President and Chief Executive Officer of ACE, was as follows:

(i) 50% of granted options were scheduled to vest in four time-based equal instalments on October 3, 2005 and December 31, 2006, 2007 and 2008. The October 3, 2005 and December 31, 2006 instalments vested as initially scheduled. The vesting of the December 31, 2007 and December 31, 2008 instalments was accelerated to be effective on November 12, 2007 as a result of the Options Vesting Acceleration described above; and

(ii) the remaining 50% were scheduled to vest in four performance-based equal instalments on December 31, 2005, December 31, 2006, December

31, 2007 and December 31, 2008 provided the Corporation met the financial threshold of ACE's net income, linked to the business plan, for those years (if targets were not met, options may have been either forfeited or deferred unless otherwise approved by the Human Resources and Compensation Committee). In 2006, the Board approved the vesting of the December 31, 2005 instalment and, in 2007, the Board approved the vesting of the December 31, 2006 instalment. The vesting of the December 31, 2007 and December 31, 2008 instalments was accelerated to be effective on November 12, 2007 as a result of the Options Vesting Acceleration described above.

The terms of the grant made in October 2004 provide that vested options can be exercised over a period of seven (7) years from the date of the grant at an exercise price of 100% of the market price of the underlying shares at the time of the grant.

Initial ACE Stock Option Grants to Chairman, President and Chief Executive Officer

In the case of options granted to the Chairman, President and Chief Executive Officer of ACE in October 2004, the vesting of options was as follows: (i) 25% of granted options vested upon conclusion of Mr. Milton's employment arrangements but were subject to a one-year holding period which ended on October 3, 2005; (ii) 6.25% of granted options vested on October 3, 2005 and (iii) the remaining 68.75% was scheduled to vest as follows:

(a) 50% was scheduled to vest in three equal time-based instalments on December 31, 2005, 2006 and 2007. The December 31, 2005 and December 31, 2006 vested as initially scheduled and the vesting of the December 31, 2007 was accelerated effective on November 12, 2007 as a result of the Options Vesting Acceleration described above; and

(b) 50% was scheduled to vest in three equal performance-based instalments on December 31, 2005, 2006 and 2007 provided the Corporation met the Board-approved financial performance thresholds linked to the business plan for those years. As disclosed in the proxy circulars prepared by ACE for previous financial years, in 2006, the Board approved the vesting of the December 31, 2005 instalment and, in 2007, the Board approved the vesting of the December 31, 2006 instalment.  The vesting of the December 31, 2007 instalment was accelerated to be effective on November 12, 2007 as a result of the Options Vesting Acceleration described above.

The terms of the grants made to Mr. Milton in  October 2004 provide that vested options can be exercised over a period of seven (7) years from the date of the grant at an exercise price of 100% of the market price of the underlying shares at the time of the grant.

Ongoing ACE Stock Option Grants to All Officers

The vesting of options granted to all officers subsequent to October 2004 was as follows:

(i) 50% of granted options were scheduled to vest in four time-based equal instalments annually from the date of the grant; and

(ii) the remaining 50% were scheduled to vest in four performance-based equal instalments annually from the date of the grant.

All such options that were not vested as of November 8, 2007 became vested effective November 12, 2007 as a result of the Options Vesting Acceleration described above.

The terms of these grants provide that vested options can be exercised over a period of seven (7) years from the date of the grant at an exercise price of 100% of the market price of the underlying shares at the time of the grant.

2007 ACE Stock Option Grants

No options were granted to the Named Executive Officers under the Option Plan in 2007.

ACE Stock Option Adjustments and Amendments

In accordance with the terms of the Option Plan and pursuant to the special distributions of units of Aeroplan Income Fund and Jazz Air Income Fund to the shareholders of ACE by way of reduction of stated capital, the exercise price and number of options granted to all option holders were adjusted on March 22, 2006, January 10, 2007, March 14, 2007 and May 24, 2007 consistent with adjustments required to be made to the conversion terms of the convertible senior notes of the Corporation.

On May 29, 2007, in accordance with the applicable requirements under the rules of the Toronto Stock Exchange, ACE shareholders approved a resolution authorizing amendments to the Option Plan which permit future amendments to the Option Plan without shareholder approval only in limited, specified circumstances. The amendments also provide for an automatic 10-day extension of an option period where the term of that option would otherwise have expired during a Corporation-imposed blackout period.

Benefits

Group benefits and the executive pension plan are aligned with the median of the Corporation's reference group. Please refer to the "Pension Plan Table".

Perquisites

Perquisites are aligned with the median of the Corporation's reference group. Perquisites include leased automobiles, a medical top-up plan and financial counselling.

Chairman, President and Chief Executive Officer Compensation

The Human Resources and Compensation Committee, in consultation with the Board, formally assesses the performance of the Chairman, President and Chief Executive Officer of ACE to determine an appropriate compensation level.

An annual comparative analysis of compensation practices is conducted by an independent third party consulting firm and the analysis consists of a comparator group of 35 large autonomous Canadian companies with at least one billion dollars in annual sales.  The comparator group, which is validated from time to time by the Board of Directors, is a diversified mixture of Canadian companies containing transportation, financial institutions, manufacturing, energy and communications.  The position of the Chairman, President and Chief Executive Officer of ACE is benchmarked to positions in the comparator companies which are comparable in their roles and responsibilities and the base salary, bonus, long-term compensation, benefits and perquisites are measured against the comparator group using the same standards for each component.

ACE aims at rewarding its CEO for such components of compensation at the median compensation levels offered in its comparator group for performance that meets corporate goals, excluding special bonuses that may be declared by the Board. Due to the unique circumstances of ACE and the nature of the incentive awards referred to under "Executive Employment Contracts – Chairman, President and Chief Executive Officer of ACE", such incentive awards were not taken into account in the benchmark.

The annual incentive plan, special bonuses and incentive awards of the Chairman, President and Chief Executive Officer under his ACE employment contract are described above under "Executive Employment Contracts – Chairman, President and Chief Executive Officer of ACE".  The primary focus of the Board in deciding on these arrangements is the successful execution by the Chairman, President and Chief Executive Officer of ACE’s strategy to illuminate the value of ACE’s business and to realize shareholder value.

The Board established the compensation of the Chairman, President and Chief Executive Officer in the context of ACE’s business plan and mission to surface, realize and return to its shareholders the value of its underlying businesses.  The Board took into account ACE’s status as an investment holding company in the course of executing its wind-up plan with the objective of maximizing and realizing value through dispositions in the relative short term and returning proceeds to shareholders.

Share Ownership Requirement for the President and CEO

The Board has adopted a policy whereby the Chairman, President and Chief Executive Officer is required to own shares of ACE. For a description of shares owned by the Chairman, President and Chief Executive Officer, please see page 16.

Submitted by the Human Resources and Compensation Committee of the Board

Members:

Pierre Marc Johnson (Chair)
Robert E. Brown
W. Brett Ingersoll
Richard H. McCoy
David I. Richardson

PERFORMANCE GRAPHS

The following performance graphs compare the total cumulative return of a $100 investment in the Class A variable voting shares and Class B voting shares of the Corporation made on October 4, 2004 with the cumulative return on the S&P/TSX Composite Index for the period beginning on October 4, 2004 and ended December 31, 2007. The Class A variable voting shares and the Class B voting shares began trading on the TSX on October 4, 2004.

OTHER IMPORTANT INFORMATION

Directors' and Officers' Liability Insurance

ACE Aviation has acquired and is maintaining directors' and officers' liability insurance for the benefit of the directors and officers of ACE Aviation and its subsidiaries. The coverage limit of such insurance is US$200,000,000 per claim and US$200,000,000 in the annual aggregate. The current policy is effective from October 1, 2007 to October 1, 2008 and protects the directors and officers for allegations of alleged "wrongful acts" in the conduct of their activities as directors and officers. The premium for this period of insurance is US$1,787,295.

Indebtedness of directors and officers

As at May 26, 2008, none of the directors or executive officers of the Corporation nor any associate of such director or executive officer are indebted to the Corporation. Additionally, the Corporation has not provided any guarantee, support agreement, letter of credit or similar arrangement or undertaking in respect of any indebtedness of any such person to any other person or entity.

Interest of Informed Persons in Material Transactions

On September 30, 2004, as part of Air Canada's restructuring process, Promontoria invested $250 million in ACE Aviation in consideration for the issuance of 12,500,000 preferred shares of ACE. Promontoria is an affiliate of Cerberus Capital Management, L.P. Michael M. Green and W. Brett Ingersoll, both directors of ACE Aviation, are respectively President-Operations and Managing Director and Co-Head of Cerberus Capital Management, L.P. As of May 26, 2008, the Cerberus Affiliate holds 6,550,000 preferred shares, which represents 52.4% of all outstanding preferred shares.

On June 22, 2007, ACE Aviation announced that it had agreed to sell a 70% interest in the business of its wholly owned maintenance, repair and overhaul subsidiary ACTS LP to a consortium consisting of Sageview Capital LLC, a private investment firm, and KKR Private Equity Investors, L.P., the publicly traded fund of Kohlberg Kravis Roberts & Co. The transaction was completed on October 16, 2007. As a result of the transaction, ACE Aviation continues to own 100% of ACTS LP, which is now a non-operating entity, ACTS Aero conducts the business previously operated by ACTS LP and ACE Aviation indirectly holds a 22.8% equity interest in ACTS Aero.  On March 7, 2008, Robert A. Milton, Brian Dunne and Greg Cote, all officers of ACE Aviation, acquired shares of ACTS Aero representing in the aggregate 0.3% of the outstanding shares of ACTS Aero. The investment was made on the same terms as applicable to the consortium for the purchase of its 70% interest and was authorized by the board of directors of ACE Aviation.

Mail service interruption

If there is a mail service interruption prior to a shareholder mailing a completed proxy to CIBC Mellon, it is recommended that the shareholder deposit the completed proxy, in the envelope provided, at any of the following offices of CIBC Mellon:

Alberta                                  Ontario

600 The Dome Tower          320 Bay Street
6th Floor                                Banking Hall
333 – 7th Avenue S.W.       Toronto, Ontario
Calgary, Alberta

British Columbia                Québec

1066 West Hastings St.      2001 University Street
The Oceanic Plaza               Suite 1600
Suite 1600                             Montreal, Québec
Vancouver, B.C.

Nova Scotia

1660 Hollis Street
Suite 406
Halifax, Nova Scotia

Shareholder proposals for our 2009 annual meeting

We will include proposals from shareholders that comply with applicable laws in next year's management proxy circular for our 2009 annual shareholder meeting. Please send your proposal to us by February 26, 2009.

HOW TO REQUEST MORE INFORMATION

Documents you can request

You can ask us for a copy of the following documents at no charge:

   •     ACE Aviation's annual report for the year ended December 31, 2007, which includes our consolidated financial statements together with the accompanying auditors' report;

   •     our management discussion and analysis related to such annual consolidated financial statements;

   •     any interim financial statements that were filed after the consolidated financial statements for the year ended December 31, 2007;

    •     our management discussion and analysis related to such interim financial statements; and

    •     our Annual Information Form for the year ended December 31, 2007.

Please write to Shareholder Relations of ACE Aviation at 5100 de Maisonneuve Boulevard West, Montreal, Québec, H4A 3T2.

These documents are also available on our website at www.aceaviation.com and on SEDAR at www.sedar.com. All of our news releases are also available on our website.

Receiving information electronically

You can choose to receive electronically all of our corporate documents, such as this circular and our annual report. We will send you an email telling you when they are available on our website. If you do not sign up for this service, we will continue to send you these documents by mail.

How to sign up – registered shareholders

You are a registered shareholder if your name appears on your share certificate.

If you are not sure whether you are a registered shareholder, please contact CIBC Mellon at 1-800-387-0825.

To sign up for electronic delivery of documents, go to the website www.cibcmellon.com/electronic delivery and follow the instructions.

How to sign up – non-registered shareholders

You are a non-registered shareholder if your bank, trust company, securities broker or other financial institution (your nominee) holds your shares for you.

If you are not sure whether you are a non-registered shareholder, please contact CIBC Mellon at 1-800-387-0825.

To sign up for electronic delivery of documents, go to the website www.investordelivery.com and follow the instructions.

SCHEDULE A

SPECIAL RESOLUTION OF THE SHAREHOLDERS

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The articles of ACE Aviation Holdings Inc. (the "Corporation") be amended so that the number of directors of the Corporation shall be a minimum of five (5) directors and a maximum of fifteen (15) directors, with the precise number of directors to be determined from time to time by the directors of the Corporation in accordance with the by-laws;

2. In accordance with Section 173(2) of the Canada Business Corporations Act, the directors of the Corporation are hereby authorized, in their sole discretion, to revoke this special resolution before it is acted on without further approval of the shareholders of the Corporation; and

3. Any one director or one officer of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute or cause to be executed, and to deliver or to cause to be delivered, all such documents and to do or to cause to be done all such acts and things as such director or officer of the Corporation shall determine to be necessary or desirable in order to carry out the intent of the foregoing paragraphs of this special resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of such act or thing.

A-1

SCHEDULE B
RECORD OF ATTENDANCE BY DIRECTORS

Schedule B Record of Attendance by Director
For the 12 months ended December 31, 2007

Director	Number of meetings attended
	Board	Committees
Bernard Attali	8 of 12	5 of 5
Robert E. Brown	12 of 12	9 of 9
Carlton D. Donaway	10 of 12	5 of 5
Michael M. Green	10 of 12	5 of 5
W. Brett Ingersoll	9 of 12	8 of 10
Pierre Marc Johnson	9 of 12	8 of 9
Richard H. McCoy	12 of 12	11 of 11
John T. McLennan	11 of 12	6 of 6
Robert A. Milton	11 of 12	N/A
David I. Richardson	11 of 12	9 of 10
Marvin Yontef	12 of 12	3 of 3

Summary of board and committee meetings held

Board	12
Audit, Finance and Risk Committee	4
Governance and Corporate Matters Committee	3
Human Resources and Compensation Committee	6
Nominating Committee	2

B-1

SCHEDULE C

CHARTER OF THE BOARD OF DIRECTORS

ACE AVIATION HOLDINGS INC.

CHARTER OF THE BOARD OF DIRECTORS

I.	PURPOSE

This charter describes the role of the Board of Directors (the "Board") of ACE Aviation Holdings Inc. (the "Corporation"). This charter is subject to the provisions of the Corporation's articles of incorporation and by-laws and to applicable laws. This charter is not intended to limit, enlarge or change in any way the responsibilities of the Board as determined by such articles, by-laws and applicable laws. Directors are elected annually by the shareholders of the Corporation and together with those appointed to fill vacancies or appointed as additional directors throughout the year, collectively constitute the Board.

II.	ROLE

The Board is responsible for the stewardship of the Corporation and its business and is accountable to shareholders for the performance of the Corporation.

The Board establishes the overall policies for the Corporation, monitors and evaluates the Corporation's strategic direction, and retains plenary power for those functions not specifically delegated by it to its Committees or to management. Accordingly, in addition to the duties of directors of a Canadian corporation as prescribed by applicable laws, the mandate of the Board is to supervise the management of the business and affairs of the Corporation with a view to evaluate, on an ongoing basis, whether the Corporation's resources are being managed in a manner consistent with ethical considerations and stakeholder's interests and in order to enhance shareholder value. In discharging their duties, directors must act honestly and in good faith, with a view to the best interests of the Corporation. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

III.	COMPOSITION

Selection

The Board shall be comprised of that number of directors as shall be determined from time to time by the Board upon recommendation of the Nominating Committee of the Board.

The Nominating Committee of the Board maintains an overview of the desired size of the Board, the need for recruitment and the expected skill-set of new candidates. The Nominating Committee reviews and recommends to the Board candidates for nomination as directors. The Board approves the final choice of candidates for nomination and election by the shareholders.

Board members must have an appropriate mix of skills, knowledge and experience in business and an understanding of the industry and the geographical areas in which the Corporation operates. Directors selected should be able to commit the requisite time for all of the Board's business.

Chairman and Lead Director

A Chairman of the Board shall be appointed by the Board. If the President and Chief Executive Officer of the Corporation is also the Chairman of the Board, a Lead Director shall be appointed among the Board's independent directors. The responsibilities of the Lead Director shall be set out in a written charter.

Independence

A majority of the Board shall be composed of directors who must be determined to have no material relationship with the Corporation and who, in the reasonable opinion of the Board, must be unrelated and independent under the laws, regulations and listing requirements to which the Corporation is subject.

Criteria for Board Membership

Board members are expected to possess the following characteristics and traits:

(a)	demonstrate high ethical standards and integrity in their personal and professional dealings;

(b)	act honestly and in good faith with a view to the best interest of the Corporation;

(c)	devote sufficient time to the affairs of the Corporation and exercise care, diligence and skill in fulfilling their responsibilities both as Board members and as a Committee members;

(d)	provide independent judgment on a broad range of issues;

(e)	understand and challenge the key business plans and the strategic direction of the Corporation;

(f)	raise questions and issues to facilitate active and effective participation in the deliberation of the Board and of each Committee;

(g)	make all reasonable efforts to attend all Board and Committee meetings;

(h)	review the materials provided by management in advance of the Board and Committee meetings.

Retirement Age for Directors

The policy of the Board is that no person shall be appointed or elected as a director if the person exceeds 75 years of age. The policy allows for an exception where the Board determines it is in the interest of the Corporation to request a director to extend his/her term beyond the regular retirement age, provided however that such extension is requested in one-year increments.

IV.	COMPENSATION

The Board has determined that the directors should be compensated in a form and amount which is appropriate and which is customary for comparable corporations, having regard for such matters as time commitment, responsibility and trends in director compensation.

V.	RESPONSIBILITIES

Without limiting the Board's governance obligations, general Board responsibilities shall include the following:

(a)	discussing and developing the Corporation's approach to corporate governance, with the involvement of the Governance and Corporate Matters Committee;

(b)
reviewing and approving management's strategic and business plans on an annual basis, including developing an in-depth knowledge of the business being served, understanding and questioning the plans' assumptions, and reaching an independent judgment as to the probability that the plans can be realized;

(c)	monitoring corporate performance against the strategic business plans, including overseeing operating results on a regular basis to evaluate whether the business is being properly managed;

(d)
appointing the Corporation's Chief Executive Officer, ensuring a succession plan is in place and developing his or her position description with the recommendation of the Governance and Corporate Matters Committee;

(e)	reviewing, through the Human Resources and Compensation Committee, the compensation of the Chief Executive Officer;

(f)	identifying the principal risks of the Corporation's businesses and ensuring the implementation of appropriate systems to manage these risks;

(g)	ensuring that appropriate structures and procedures are in place so that the Board and its Committees can function independently of management;

(h)	ensuring the proper and efficient functioning of its Committees;

(i)	providing a source of advice and counsel to management;

(j)	reviewing and approving key policies developed by management;

(k)	reviewing, approving and as required, overseeing compliance with the Corporation's disclosure policy by directors, officers and other management personnel and employees;

(l)	overseeing the Corporation's disclosure controls and procedures;

(m)	monitoring, through the Audit, Finance and Risk Committee, the Corporation's internal controls and information systems;

(n)	ensuring that members of management possess the ability required for their roles, are adequately trained and monitored and that planning for their succession is ongoing;

(o)
ensuring that the Chief Executive Officer and the other members of management have the integrity required for their roles and the capability to promote a culture of integrity and accountability within the Corporation;

(p)	conducting, through the Governance and Corporate Matters Committee, an annual assessment of the Board and the Committees and of individual members of the Board;

(q)	reviewing, through the Human Resources and Compensation Committee, management's succession plans;

(r)	selecting, upon the recommendation of the Nominating Committee, nominees for election as Directors;

(s)	selecting a Chairman of the Board and a Lead Director; and

(t)
reviewing with the Governance and Corporate Matters Committee that the Board as a whole, the Committees of the Board and the directors are capable of carrying out and do carry out their roles effectively.

VI.	MEETINGS

The Board will meet at least quarterly, with additional meetings scheduled as required. Each director has a responsibility to attend and participate in meetings of the Board. The Chairman will prepare and distribute the meeting agenda and minutes to the Board in consultation with the Lead Director.

Information and materials that are important to the Board's understanding of the agenda items and related topics will be distributed in advance of a meeting. The Corporation will deliver information on the business, operations and finances of the Corporation, to the Board on an as-required basis.

On the occasion of each Board meeting, non-management directors will consider if an "in-camera" meeting under the chairmanship of the Lead Director would be appropriate. Additional meetings may be held at the request of any director. The Lead Director will forward to the President and Chief Executive Officer any questions, comments or suggestions of the directors.

VII.	DECISIONS REQUIRING PRIOR BOARD APPROVAL

In addition to those specific matters requiring prior Board approval pursuant to the Corporation's by-laws or applicable laws, the Board will be responsible for approving the following:

(a)
interim and annual financial statements, provided that the Board may delegate to the Audit, Finance and Risk Committee the responsibility to review such financial statements and make its recommendations to the Board;

(b)	strategic plans, business plans and capital expenditure budgets;

(c)	raising of debt or equity capital and other major financial activities;

(d)	hiring, compensation and succession for the Chief Executive Officer and other senior executives;

(e)	major organizational restructurings, including spin-offs;

(f)	material acquisitions and divestitures; and

(g)	major corporate policies.

VIII.	BOARD COMMITTEES

There are four Committees of the Board: the Audit, Finance and Risk Committee, the Governance and Corporate Matters Committee, the Nominating Committee and the Human Resources and Compensation Committee. The roles and responsibilities of each Committee are described in the respective Committee charters.

Members of the Audit, Finance and Risk Committee, the Human Resources and Compensation Committee and the Nominating Committee shall be independent as required under the charter of each Committee and the laws, regulations and listing requirements to which the Corporation is subject.

IX.	COMMUNICATION WITH THE BOARD

Shareholders and other constituencies may communicate with the Board and individual board members by contacting Shareholder Relations.

X.	ADVISERS

The Board has determined that any director who wishes to engage a non-management advisor to assist on matters involving the director's responsibilities as a director at the expense of the Corporation should have its request reviewed by, and obtain the authorization of, the Lead Director of the Board.

XI.	OTHER MATTERS

The Board expects directors as well as officers and employees of the Corporation to act ethically at all times and to acknowledge their adherence to the policies comprising the Corporate Policy and Guidelines on Business Conduct (the "Code"). The Board, with the assistance of the Governance and Corporate Matters Committee, is responsible for monitoring compliance with the Code.

Directors shall disclose all actual or potential conflicts of interest and refrain from voting on matters in which the director has a conflict of interest. In addition, a director shall excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest or which otherwise affects his or her personal, business or professional interests.

December 14, 2006

Document 2

ACE AVIATION HOLDINGS INC. PROXY	for use by holders of class A variable voting shares only

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF ACE AVIATION HOLDINGS INC. ("ACE AVIATION") IN CONNECTION WITH THE 2008 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 30, 2008 (the "Meeting").

The undersigned holder of Class A variable voting shares of ACE Aviation, hereby appoints Robert A. Milton, Michael M. Green or Carolyn M. Hadrovic, or instead of any of the foregoing, _______________________________ as such holder’s proxyholder, with full power of substitution, to attend, act and vote on my behalf in respect of all matters that may come before the Meeting, and at any and all adjournments thereof to the same extent and with the same power as if the undersigned were personally present thereat and with authority to vote and act in such proxyholder’s discretion with respect to amendments or variations to matters referred to in the notice of Meeting and with respect to other matters which may properly come before the Meeting. The proxyholder is hereby directed to vote, withhold from voting or vote against, as applicable, including on any ballot that may be called for, the shares represented by this Proxy in accordance with the instructions of the undersigned indicated below. If no choice is indicated for any particular item specified above, the shares represented by this Proxy will be voted FOR such item. The undersigned hereby revokes any prior proxy or proxies relating to the shares represented by this Proxy and ratifies and confirms all that the proxyholder may do by virtue of this appointment, provided that such proxyholder votes in accordance with the instructions set out herein.

(1)      Amendment to the articles – Number of directors

The proposed amendment to the articles is detailed in the Management Proxy Circular

1       Vote for                                   1       Vote against

(2)      Election of directors

The nominees proposed by the management of ACE Aviation are detailed in the
Management Proxy Circular

1       Vote for all nominees                                   1       Withhold voting for all nominees

(3)      Appointment of PricewaterhouseCoopers LLP as auditor

1       Vote for                                   1       Withhold from voting

Declaration of canadian status
The undersigned certifies that it has made reasonable inquiries as to the Canadian status of the registered holder and the beneficial owner of the shares represented by this proxy and has read the definitions found on the reverse side so as to make an accurate Declaration of Canadian status. The undersigned hereby certifies that the shares represented by this Proxy are owned and Controlled[1] by a Canadian[2]:

1           Yes           1           No
If you do not complete this Declaration of canadian status or if it is determined by ACE Aviation or its transfer agent that you incorrectly indicated (through inadvertence or otherwise) that the shares represented by this Proxy are owned and Controlled by a Canadian, the shares represented by this Proxy will be deemed to be owned and Controlled by a person that is not a Canadian.

date:____________________	________________________________ (Signature of Shareholder)
number of shares represented by this Proxy: ___________	________________________________ (Name of Shareholder)

CONTROL NUMBER:

________________________
1 See definition of “Control” on the reverse side of this proxy.

2  See definition of “Canadian” on the reverse side of this proxy.

Instructions for completion of this Proxy:

1.
This Proxy must be dated and signed by the holder of the shares represented by this Proxy, or his or her attorney duly authorized in writing, or if the shareholder is a corporation or other legal entity, by an authorized officer or attorney. If the signatory is acting in a fiduciary or representative capacity, provide full particulars of such appointment and authority.

2.
A shareholder has the right to appoint a person to attend and act for him or her and on his or her behalf at the Meeting other than any of the persons designated in this form of proxy. Such right may be exercised by filling in the name of such person in the blank space provided on the other side of this Proxy. A person appointed as nominee to represent a shareholder need not be a shareholder of ACE Aviation. A person appointed as proxyholder must be present at the Meeting to vote and may be required to certify whether such person is a Canadian (as defined below).

3.	If this Proxy is undated, it will be deemed to be dated the date on which it was mailed on behalf of ACE Aviation.

4.
Any of the joint holders of shares of ACE Aviation may sign a form of proxy in respect of such shares but, if more than one of them is present at the Meeting or represented by proxyholder, then that one of them whose name appears first in the register of the holders of such shares, or that one’s proxyholder, will alone be entitled to vote in respect thereof.

5.
Proxies must be received by ACE Aviation’s transfer agent, CIBC Mellon Trust Company, at its principal Corporate Trust Offices in Halifax, Montreal, Toronto, Vancouver or Calgary prior to 4:00 p.m. (Montreal time) on June 26, 2008 or with the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or on the day of any adjournment thereof. The addresses of such Corporate Trust Offices are found at the end of the Management Proxy Circular.

DEFINITIONS:
"Canadian" means:

(a)	a Canadian citizen (as defined below) or a permanent resident (as defined below),
(b)	a government in Canada or an agent of such a government, or
(c)
a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least 75% of the voting interests are owned and controlled by Canadians.

"Canadian citizen" means,

(a)	a person who was born in Canada after February 14, 1977;
(b)	a person who was born outside of Canada after February 14, 1977 and at the time of his or her birth one of his or her parents, other than a parent who adopted him or her, was a Canadian citizen;
(c)
a person who has been granted or has acquired citizenship and, in the case of a person who is 14 years of age or over on the day that he or she is granted citizenship, he or she has taken the oath of citizenship;

(d)	a person who was a citizen immediately before February 15, 1977; or
(e)	a person who was entitled, immediately before February 15, 1977, to become a citizen under paragraph 5(1)(b) of the former Canadian Citizenship Act.

"Control" means control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, an agreement or arrangement, the ownership of any body corporate or otherwise, and, without limiting the generality of the foregoing, a body corporate is deemed to be controlled by a person if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are held, otherwise than by way of security only, by or for the benefit of that person; and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate; and a partnership or unincorporated organization is deemed to be controlled by a person if an ownership interest therein representing more than 50% of the assets of the partnership or organization is held, otherwise than by way of security only, by or for the benefit of that person.

“Permanent resident” means a person who:

(a)	has been granted lawful permission to come into Canada to establish permanent residence,
(b)	has not become a Canadian citizen, and
(c)	has not left or remained outside Canada with the intention of abandoning Canada as that person’s place of permanent residence,
(d)	or had a deportation order made against him which has not been quashed or stayed; and
(e)	has not resided outside Canada for more than 183 days in any 12 month period unless that person satisfies an immigration officer or an adjudicator, as the case may be, that suchperson did not intend to abandon Canada as such person’s place of permanent residence.

Document 3

ACE AVIATION HOLDINGS INC. PROXY	for use by holders of class B voting shares only

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF ACE AVIATION HOLDINGS INC. ("ACE AVIATION") IN CONNECTION WITH THE 2008 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 30, 2008 (the "Meeting").

The undersigned holder of Class B voting shares of ACE Aviation, hereby appoints Robert A. Milton, Michael M. Green or Carolyn M. Hadrovic, or instead of any of the foregoing, _______________________________ as such holder’s proxyholder, with full power of substitution, to attend, act and vote on my behalf in respect of all matters that may come before the Meeting, and at any and all adjournments thereof to the same extent and with the same power as if the undersigned were personally present thereat and with authority to vote and act in such proxyholder’s discretion with respect to amendments or variations to matters referred to in the notice of Meeting and with respect to other matters which may properly come before the Meeting. The proxyholder is hereby directed to vote, withhold from voting or vote against, as applicable, including on any ballot that may be called for, the shares represented by this Proxy in accordance with the instructions of the undersigned indicated below. If no choice is indicated for any particular item specified above, the shares represented by this Proxy will be voted FOR such item. The undersigned hereby revokes any prior proxy or proxies relating to the shares represented by this Proxy and ratifies and confirms all that the proxyholder may do by virtue of this appointment, provided that such proxyholder votes in accordance with the instructions set out herein.

(1)      Amendment to the articles – Number of directors

The proposed amendment to the articles is detailed in the Management Proxy Circular

1       Vote for                                   1       Vote against

(2)      Election of directors

The nominees proposed by the management of ACE Aviation are detailed in the
Management Proxy Circular

1       Vote for all nominees                                   1       Withhold voting for all nominees

(3)      Appointment of PricewaterhouseCoopers LLP as auditor

1       Vote for                                   1       Withhold from voting

Declaration of canadian status
The undersigned certifies that it has made reasonable inquiries as to the Canadian status of the registered holder and the beneficial owner of the shares represented by this proxy and has read the definitions found on the reverse side so as to make an accurate Declaration of Canadian status. The undersigned hereby certifies that the shares represented by this Proxy are owned and Controlled[1] by a Canadian[2].

1           Yes           1           No
If you do not complete this Declaration of canadian status or if it is determined by ACE Aviation or its transfer agent that you incorrectly indicated (through inadvertence or otherwise) that the shares represented by this Proxy are owned and Controlled by a Canadian, the shares represented by this Proxy will be deemed to be owned and Controlled by a person that is not a Canadian.

date:______________	__________________________________ (Signature of Shareholder)
number of shares represented by this Proxy: ___________	__________________________________ (Name of Shareholder)

CONTROL NUMBER:

__________________________
1   See definition of “Control” on the reverse side of this proxy.

2   See definition of “Canadian” on the reverse side of this proxy.

Instructions for completion of this Proxy:

1.
This Proxy must be dated and signed by the holder of the shares represented by this Proxy, or his or her attorney duly authorized in writing, or if the shareholder is a corporation or other legal entity, by an authorized officer or attorney. If the signatory is acting in a fiduciary or representative capacity, provide full particulars of such appointment and authority.

2.
A shareholder has the right to appoint a person to attend and act for him or her and on his or her behalf at the Meeting other than any of the persons designated in this form of proxy. Such right may be exercised by filling in the name of such person in the blank space provided on the other side of this Proxy. A person appointed as nominee to represent a shareholder need not be a shareholder of ACE Aviation. A person appointed as proxyholder must be present at the Meeting to vote and may be required to certify whether such person is a Canadian (as defined below).

3.	If this Proxy is undated, it will be deemed to be dated the date on which it was mailed on behalf of ACE Aviation.

4.
Any of the joint holders of shares of ACE Aviation may sign a form of proxy in respect of such shares but, if more than one of them is present at the Meeting or represented by proxyholder, then that one of them whose name appears first in the register of the holders of such shares, or that one’s proxyholder, will alone be entitled to vote in respect thereof.

5.
Proxies must be received by ACE Aviation’s transfer agent, CIBC Mellon Trust Company, at its principal Corporate Trust Offices in Halifax, Montreal, Toronto, Vancouver or Calgary, prior to 4:00 p.m. (Montreal time) on June 26, 2008 or with the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or on the day of any adjournment thereof. The addresses of such Corporate Trust Offices are found at the end of the Management Proxy Circular.

DEFINITIONS:
"Canadian" means:

(a)	a Canadian citizen (as defined below) or a permanent resident (as defined below),
(b)	a government in Canada or an agent of such a government, or
(c)
a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least 75% of the voting interests are owned and controlled by Canadians.

"Canadian citizen" means,

(a)	a person who was born in Canada after February 14, 1977;
(b)	a person who was born outside of Canada after February 14, 1977 and at the time of his or her birth one of his or her parents, other than a parent who adopted him or her, was a Canadian citizen;
(c)
a person who has been granted or has acquired citizenship and, in the case of a person who is 14 years of age or over on the day that he or she is granted citizenship, he or she has taken the oath of citizenship;

(d)	a person who was a citizen immediately before February 15, 1977; or
(e)	a person who was entitled, immediately before February 15, 1977, to become a citizen under paragraph 5(1)(b) of the former Canadian Citizenship Act.

"Control" means control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, an agreement or arrangement, the ownership of any body corporate or otherwise, and, without limiting the generality of the foregoing, a body corporate is deemed to be controlled by a person if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are held, otherwise than by way of security only, by or for the benefit of that person; and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate; and a partnership or unincorporated organization is deemed to be controlled by a person if an ownership interest therein representing more than 50% of the assets of the partnership or organization is held, otherwise than by way of security only, by or for the benefit of that person.

“Permanent resident” means a person who:

(a)	has been granted lawful permission to come into Canada to establish permanent residence,
(b)	has not become a Canadian citizen, and
(c)	has not left or remained outside Canada with the intention of abandoning Canada as that person’s place of permanent residence,
(d)	or had a deportation order made against him which has not been quashed or stayed; and
(e)	has not resided outside Canada for more than 183 days in any 12 month period unless that person satisfies an immigration officer or an adjudicator, as the case may be, that suchperson did not intend to abandon Canada as such person’s place of permanent residence.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACE Aviation Holdings Inc.
(Registrant)
Date:	June 6, 2008	By:	/s/ Carolyn M. Hadrovic
Name: Carolyn M. Hadrovic Title: Corporate Secretary